Exhibit 99.1

PRELIMINARY NOTE

This Interim Report should be read in conjunction with the consolidated financial statements and accompanying notes included elsewhere in this Interim Report and with our Annual Report on Form 20-F, for the year ended December 31, 2019.

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and are presented in U.S. Dollars. These statements and discussion below contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, objectives, expectations and intentions and other statements contained in this Interim Report that are not historical facts, as well as statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or words of similar meaning. Such statements address future events and conditions concerning matters such as, but not limited to, our earnings, cash flow, liquidity and capital resources, compliance with debt and other restrictive financial and operating covenants, interest rates, dividends, and acquisitions and dispositions of aircraft and other aviation assets. These statements are based on current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in political, economic, business, competitive, market and regulatory factors. Additional or unforeseen effects from the COVID-19 pandemic and the global economic climate may give rise to or amplify many of these factors. The extent to which the COVID-19 pandemic ultimately impacts our business, results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted. We believe that these factors include, but are not limited to those described in Part II “Other Information – Item 1A. Risk Factors” in this Interim Report and under Item 3 “Key Information — Risk Factors” and elsewhere in our Annual Report on Form 20-F, for the year ended December 31, 2019.

Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward looking statements to reflect events, developments or circumstances after the date of this document, a change in our views or expectations, or to reflect the occurrence of future events.

Unless the context requires otherwise, when used in this Interim Report, (1) the term “Fly” refers to Fly Leasing Limited; (2) the terms “Company,” “we,” “our” and “us” refer to Fly and its subsidiaries; (3) the term “B&B Air Funding” refers to our subsidiary, Babcock & Brown Air Funding I Limited; (4) all references to our shares refer to our common shares held in the form of American Depositary Shares, or ADSs; (5) the term “BBAM LP” refers to BBAM Limited Partnership and its subsidiaries and affiliates; (6) the term “BBAM” refers to BBAM Aircraft Management LP, BBAM Aircraft Management (Europe) Limited, BBAM Aviation Services Limited and BBAM US LP, collectively; and (7) the term “Manager” refers to Fly Leasing Management Co. Limited, the Company’s manager.

All percentages and weighted average characteristics of the aircraft in our portfolio have been calculated using net book values as of the date specified.

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PART I — FINANCIAL INFORMATION

Item 1.	Financial Statements

Fly Leasing Limited
Consolidated Balance Sheets

AT SEPTEMBER 30, 2020 (UNAUDITED) AND DECEMBER 31, 2019 (AUDITED)
(Dollars in thousands, except par value data)

	September 30, 2020	December 31, 2019
Assets
Cash and cash equivalents	$285,124	$285,565
Restricted cash and cash equivalents	22,354	52,738
Rent receivables, net	57,075	14,264
Investment in finance lease, net	10,713	11,639
Flight equipment held for sale, net	—	144,119
Flight equipment held for operating lease, net	2,699,341	2,720,000
Maintenance rights	285,869	290,958
Deferred tax asset, net	14,383	11,675
Fair value of derivative assets	4,183	4,824
Other assets, net	118,659	129,377
Total assets	$3,497,701	$3,665,159

Liabilities
Accounts payable and accrued liabilities	$29,080	$22,746
Rentals received in advance	9,847	16,391
Payable to related parties	3,763	10,077
Security deposits	38,934	40,726
Maintenance payment liability, net	203,499	219,371
Unsecured borrowings, net	620,713	619,407
Secured borrowings, net	1,509,449	1,695,525
Deferred tax liability, net	64,011	57,935
Fair value of derivative liabilities	50,315	27,943
Other liabilities	75,460	76,761
Total liabilities	2,605,071	2,786,882

Shareholders’ equity
Common shares, $0.001 par value; 499,999,900 shares authorized; 30,481,069 and 30,898,410 shares issued and outstanding at September 30, 2020 and December 31, 2019, respectively	31	31
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding	—	—
Additional paid-in capital	509,738	516,254
Retained earnings	420,003	380,392
Accumulated other comprehensive loss, net	(37,142)	(18,400)
Total shareholders’ equity	892,630	878,277
Total liabilities and shareholders’ equity	$3,497,701	$3,665,159

The accompanying notes are an integral part of these consolidated financial statements.

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Fly Leasing Limited
Consolidated Statements of Income (Loss)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019 (UNAUDITED)
(Dollars in thousands, except per share data)

	Three months ended September 30, 2020	Three months ended September 30, 2019	Nine months ended September 30, 2020	Nine months ended September 30, 2019

Revenues
Operating lease revenue	$59,259	$94,706	$225,816	$328,581
Finance lease revenue	137	153	423	469
Gain on sale of aircraft	—	38,934	31,717	82,632
Interest and other income	688	5,241	3,645	9,088
Total revenues	60,084	139,034	261,601	420,770

Expenses
Depreciation	32,589	33,881	96,197	108,769
Interest expense	24,381	33,580	76,820	107,198
Selling, general and administrative	7,656	8,013	22,413	26,173
Provision for uncollectible operating lease receivables	1,000	—	3,000	—
Loss (gain) on derivatives	(638)	2,537	(66)	2,809
Fair value loss on marketable securities	2,345	—	12,840	—
Loss on extinguishment of debt	—	1,620	850	5,330
Maintenance and other costs	1,188	623	3,404	2,846
Total expenses	68,521	80,254	215,458	253,125

Net income (loss) before provision (benefit) for income taxes	(8,437)	58,780	46,143	167,645
Provision (benefit) for income taxes	(370)	7,076	6,532	16,926
Net income (loss)	$(8,067)	$51,704	$39,611	$150,719

Weighted average number of shares:
Basic	30,481,069	30,873,297	30,575,646	31,846,836
Diluted	30,481,069	30,987,394	30,575,646	31,954,204
Earnings (loss) per share:
Basic	$(0.26)	$1.67	$1.30	$4.73
Diluted	$(0.26)	$1.67	$1.30	$4.72

The accompanying notes are an integral part of these consolidated financial statements.

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Fly Leasing Limited
Consolidated Statements of Comprehensive Income (Loss)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019 (UNAUDITED)
(Dollars in thousands)

	Three months ended September 30, 2020	Three months ended September 30, 2019	Nine months ended September 30, 2020	Nine months ended September 30, 2019

Net income (loss)	$(8,067)	$51,704	$39,611	$150,719
Other comprehensive income (loss), net of tax
Change in fair value of derivatives, net of deferred tax(1)	3,128	(2,917)	(18,207)	(23,968)
Reclassification from other comprehensive income (loss) into earnings due to derivatives that no longer qualified for hedge accounting treatment, net of deferred tax(2)	(539)	2,117	(535)	2,781
Comprehensive income (loss)	$(5,478)	$50,904	$20,869	$129,532

(1)
The associated deferred tax was $648 and ($3,002) for the three and nine months ended September 30, 2020, respectively. The associated deferred tax was ($526) and ($4,399) for the three and nine months ended September 30, 2019, respectively.

(2)
The associated deferred tax was ($77) and ($76) for the three and nine months ended September 30, 2020, respectively. The associated deferred tax was $327 and $416 for the three and nine months ended September 30, 2019, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

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Fly Leasing Limited
Consolidated Statement of Shareholders’ Equity

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 (UNAUDITED)
(Dollars in thousands)

	Manager Shares		Common Shares		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss, net	Total Shareholders’ Equity
	Shares	Amount	Shares	Amount
Balance December 31, 2019	100	$—	30,898,410	$31	$516,254	$380,392	$(18,400)	$878,277
Shares repurchased	—	—	(417,341)	—	(6,516)	—	—	(6,516)
Net income	—	—	—	—	—	38,072	—	38,072
Net change in the fair value of derivatives, net of deferred tax of ($3,578)(1)	—	—	—	—	—	—	(19,598)	(19,598)
Reclassification from other comprehensive loss into earnings due to derivatives that no longer qualified for hedge accounting treatment	—	—	—	—	—	—	1	1
Balance March 31, 2020	100	—	30,481,069	31	509,738	418,464	(37,997)	890,236
Net income	—	—	—	—	—	9,606	—	9,606
Net change in the fair value of derivatives, net of deferred tax of ($72)(1)	—	—	—	—	—	—	(1,737)	(1,737)
Reclassification from other comprehensive loss into earnings due to derivatives that no longer qualified for hedge accounting treatment, net of deferred tax of $1(1)	—	—	—	—	—	—	3	3
Balance June 30, 2020	100	—	30,481,069	31	509,738	428,070	(39,731)	898,108
Net loss	—	—	—	—	—	(8,067)	—	(8,067)
Net change in the fair value of derivatives, net of deferred tax of $648(1)	—	—	—	—	—	—	3,128	3,128
Reclassification from other comprehensive loss into earnings due to derivatives that no longer qualified for hedge accounting treatment, net of deferred tax of ($77)(1)	—	—	—	—	—	—	(539)	(539)
Balance September 30, 2020	100	$—	30,481,069	$31	$509,738	$420,003	$(37,142)	$892,630

(1)	See Note 10 to Notes to Consolidated Financial Statements.

The accompanying notes are an integral part of these consolidated financial statements.

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Fly Leasing Limited
Consolidated Statement of Shareholders’ Equity

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019 (UNAUDITED)
(Dollars in thousands)

	Manager Shares		Common Shares		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss, net	Total Shareholders’ Equity
	Shares	Amount	Shares	Amount
Balance December 31, 2018	100	$—	32,650,019	$33	$549,123	$154,347	$(1,393)	$702,110
Reclassification from prior period losses into other comprehensive loss due to adoption of new accounting guidance, net of deferred tax of $52(1)	—	—	—	—	—	168	(168)	—
Adjusted balance January 1, 2019	100	—	32,650,019	33	549,123	154,515	(1,561)	702,110
Shares repurchased	—	—	(197,592)	(1)	(2,694)	—	—	(2,695)
Net income	—	—	—	—	—	44,965	—	44,965
Net change in the fair value of derivatives, net of deferred tax of $1,333(1)	—	—	—	—	—	—	(6,938)	(6,938)
Reclassification from other comprehensive loss into earnings due to derivatives that no longer qualified for hedge accounting treatment, net of deferred tax of $37(1)	—	—	—	—	—	—	461	461
Balance March 31, 2019	100	—	32,452,427	32	546,429	199,480	(8,038)	737,903
Shares issued in connection with SARs exercised	—	—	56,218	—	—	—	—	—
Shares repurchased	—	—	(1,470,353)	(1)	(24,379)	—	—	(24,380)
Net income	—	—	—	—	—	54,050	—	54,050
Net change in the fair value of derivatives, net of deferred tax of $2,540(1)	—	—	—	—	—	—	(14,113)	(14,113)
Reclassification from other comprehensive loss into earnings due to derivatives that no longer qualified for hedge accounting treatment, net of deferred tax of $52(1)	—	—	—	—	—	—	203	203
Balance June 30, 2019	100	—	31,038,292	31	522,050	253,530	(21,948)	753,663
Shares issued in connection with SARs exercised	—	—	202,610	—	—	—	—	—
Shares repurchased	—	—	(342,492)	—	(5,795)	—	—	(5,795)
Net income	—	—	—	—	—	51,704	—	51,704
Net change in the fair value of derivatives, net of deferred tax of $526(1)	—	—	—	—	—	—	(2,917)	(2,917)
Reclassification from other comprehensive loss into earnings due to derivatives that no longer qualified for hedge accounting treatment, net of deferred tax of $327(1)	—	—	—	—	—	—	2,117	2,117
Balance September 30, 2019	100	$—	30,898,410	$31	$516,255	$305,234	$(22,748)	$798,772

(1)	See Note 10 to Notes to Consolidated Financial Statements.

The accompanying notes are an integral part of these consolidated financial statements.

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Fly Leasing Limited
Consolidated Statements of Cash Flows

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019 (UNAUDITED)
(Dollars in thousands)

	Nine months ended
	September 30, 2020	September 30, 2019
Cash Flows from Operating Activities
Net income	$39,611	$150,719
Adjustments to reconcile net income to net cash flows provided by operating activities:
Gain on sale of aircraft	(31,717)	(82,632)
Depreciation	96,197	108,769
Amortization of debt discounts and debt issuance costs	5,484	7,786
Amortization of lease incentives and other items	3,026	4,843
Provision for uncollectible operating lease receivables	3,000	—
Fair value loss on marketable securities	12,840	—
Loss on extinguishment of debt	850	5,330
Provision for deferred income taxes	6,121	15,963
Security deposits and maintenance payment liability recognized into earnings	(2,487)	(26,145)
Cash receipts from maintenance rights	2,725	1,741
Other	(112)	5,121
Changes in operating assets and liabilities:
Rent receivables	(51,285)	(10,995)
Other assets	1,390	(5,280)
Payable to related parties	(6,314)	2,576
Accounts payable, accrued liabilities and other liabilities	7,806	12,468
Net cash flows provided by operating activities	87,135	190,264
Cash Flows from Investing Activities
Purchase of flight equipment	(74,128)	(114,826)
Proceeds from sale of aircraft, net	160,271	651,488
Payments for aircraft improvement	(15,298)	(3,059)
Payments for lessor maintenance obligations	(357)	(1,843)
Purchase of equity certificates	—	(7,425)
Other	(1,540)	740
Net cash flows provided by investing activities	68,948	525,075
Cash Flows from Financing Activities
Security deposits received	4,009	1,169
Security deposits returned	—	(1,546)
Maintenance payment liability receipts	17,359	48,631
Maintenance payment liability disbursements	(10,109)	(14,975)
Debt extinguishment costs	(20)	(194)
Debt issuance costs	—	(342)
Repayment of secured borrowings	(191,734)	(474,659)
Shares repurchased	(6,517)	(32,844)
Net cash flows used in financing activities	(187,012)	(474,760)

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	Nine months ended
	September 30, 2020	September 30, 2019
Effect of exchange rate changes on unrestricted and restricted cash and cash equivalents	$104	$(55)
Net (decrease) increase in unrestricted and restricted cash and cash equivalents	(30,825)	240,524
Unrestricted and restricted cash and cash equivalents at beginning of period	338,303	281,080
Unrestricted and restricted cash and cash equivalents at end of period	$307,478	$521,604

Reconciliation to Consolidated Balance Sheets:
Cash and cash equivalents	$285,124	$432,747
Restricted cash and cash equivalents	22,354	88,857
Unrestricted and restricted cash and cash equivalents	$307,478	$521,604

The accompanying notes are an integral part of these consolidated financial statements.

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Fly Leasing Limited

Notes to Consolidated Financial Statements
For the three and nine months ended September 30, 2020 (unaudited)

1. ORGANIZATION

Fly Leasing Limited (“Fly”) is a Bermuda exempted company that was incorporated on May 3, 2007, under the provisions of Section 14 of the Companies Act 1981 of Bermuda. Fly was formed to acquire, finance, lease and sell commercial jet aircraft directly or indirectly through its subsidiaries (Fly and its subsidiaries collectively, the “Company”).

Although Fly is organized under the laws of Bermuda, it is a resident of Ireland for tax purposes and is subject to Irish corporation tax on its income in the same way, and to the same extent, as if it were organized under the laws of Ireland.

In accordance with Fly’s amended and restated bye-laws, Fly issued 100 shares (“Manager Shares”) with a par value of $0.001 to Fly Leasing Management Co. Limited (the “Manager”) for no consideration. Subject to the provisions of Fly’s amended and restated bye-laws, the Manager Shares have the right to appoint the nearest whole number of directors to Fly which is not more than 3/7th of the number of directors comprising the board of directors. The Manager Shares are not entitled to receive any dividends, are not convertible into common shares and, except as provided for in Fly’s amended and restated bye-laws, have no voting rights.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PREPARATION

Fly is a holding company that conducts its business through its subsidiaries. Fly directly or indirectly owns all of the common shares of its consolidated subsidiaries. The consolidated financial statements presented are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). The consolidated financial statements include the accounts of Fly and all of its subsidiaries. In instances where it is the primary beneficiary, the Company consolidates a Variable Interest Entity (“VIE”). Fly is deemed the primary beneficiary when it has both the power to direct the activities of the VIE that most significantly impact the economic performance of such VIE, and it bears the significant risk of loss and participates in gains of the VIE. All intercompany transactions and balances have been eliminated. The consolidated financial statements are stated in U.S. Dollars, which is the principal operating currency of the Company.

The Company’s interim financial statements reflect all normally recurring adjustments that are necessary to fairly state the results for the interim periods presented. Certain information and footnote disclosures required by U.S. GAAP for complete annual financial statements have been omitted and, therefore, the Company’s interim financial statements should be read in conjunction with its Annual Report on Form 20-F for the year ended December 31, 2019, filed with the SEC on February 28, 2020 (the "2019 Annual Report"). The results of operations for the three and nine months ended September 30, 2020 are not necessarily indicative of those for a full fiscal year.

The Company has one operating and reportable segment which is aircraft and aircraft equipment leasing.

Certain amounts in prior period consolidated financial statements have been reclassified to conform to the current period presentation.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The use of estimates is or could be a significant factor affecting the reported carrying values of rent receivables, flight equipment, deferred tax assets, liabilities and reserves. To the extent available, the Company utilizes industry specific resources, third-party appraisers and other materials to support management’s estimates, particularly with respect to flight equipment. Despite management’s best efforts to accurately estimate such amounts, actual results could differ from those estimates.

RISKS AND UNCERTAINTIES

The Company encounters several types of risk in the course of its business, including credit, market, aviation industry and capital market risks. Credit risk addresses a lessee’s or derivative counterparty’s inability or unwillingness to make contractually required payments. Market risk reflects the change in the value of derivatives and credit facilities due to changes in interest rate spreads or other market factors, including the value of collateral underlying the Company’s credit facilities. Aviation industry risk is the risk of a downturn in the commercial aviation industry, as a result of global, regional or industry-specific factors, which could adversely impact a lessee’s ability to make payments, increase the risk of unscheduled lease terminations and depress lease rates and the value of the Company’s aircraft and aircraft equipment. Capital market risk is the risk that the Company is unable to obtain capital at reasonable rates to fund the growth of its business or to refinance existing credit facilities.

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COVID-19 PANDEMIC

On January 30, 2020, the spread of COVID-19 was declared a Public Health Emergency of International Concern by the World Health Organization (“WHO”), and on March 11, 2020, the WHO characterized the COVID-19 outbreak as a pandemic. The COVID-19 pandemic and the measures that governments and private parties have implemented in response to the pandemic have caused significant economic disruption, and will likely continue to have a material adverse effect on the demand for worldwide air travel, the airline industry and demand for commercial jet aircraft globally. The Company is unable to predict how long these conditions will persist, especially in light of the resurgence of COVID-19 in certain countries, what additional restrictions and other measures may be implemented by governments or private parties to reduce the spread of COVID-19 or otherwise dissuade air travel in the future as a result of the pandemic, which could cause a worsening of the negative effects of the COVID-19 pandemic on the airline industry and the Company’s business, results of operations, financial condition, cash flows, and growth prospects. The longer the COVID-19 pandemic persists, the more material the ultimate effects are likely to be.

NEW ACCOUNTING PRONOUNCEMENTS

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments, which amends its guidance on the impairment of financial instruments. The standard adds to U.S. GAAP an impairment model, known as the current expected credit loss model, that is based on expected losses rather than incurred losses. Under the new guidance, an entity recognizes its estimate of lifetime expected credit losses as an allowance for most financial assets measured at amortized cost and certain other instruments, including trade and other receivables, investment in finance leases and off-balance sheet credit exposures. ASU 2016-13 does not apply to operating lease receivables. The FASB believes the new accounting standard will result in more timely recognition of losses. The standard is applied on a modified retrospective approach. The Company adopted the guidance effective January 1, 2020. The adoption of the standard did not have a material effect on the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 removes the following disclosure requirements from Topic 820:

•	The amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy;

•	The policy for timing of transfers between levels; and

•	The valuation processes for Level 3 fair value measurements.

The following disclosure requirements were added to Topic 820:

•	The changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements at the end of the reporting period; and

•	The range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements.

The Company adopted ASU 2018-13 effective January 1, 2020. The adoption of the standard did not have a material effect on the Company’s consolidated financial statements.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. ASU 2020-04 provides optional expedients and exceptions to all entities, subject to meeting certain criteria, that have contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. Modifications of contracts within the scope of Topics 310, Receivables, and 470, Debt, should be accounted for by prospectively adjusting the effective interest rate. Modifications of contracts within the scope of Topics 840, Leases, and 842, Leases, should be accounted for as a continuation of the existing contracts with no reassessments of the lease classification and the discount rate (for example, the incremental borrowing rate) or remeasurements of lease payments that otherwise would be required under those Topics for modifications not accounted for as separate contracts. Modifications of contracts do not require an entity to reassess its original conclusion about whether that contract contains an embedded derivative that is clearly and closely related to the economic characteristics and risks of the host contract under Subtopic 815-15, Derivatives and Hedging—Embedded Derivatives. Entities electing to utilize expedients are required to disclose the nature of and reason for their elections to apply expedients in each interim and annual financial statement period in the fiscal year of adoption. The optional amendments are available for all entities from March 12, 2020 through December 31, 2022. The Company has elected to apply the hedge accounting expedients effective April 1, 2020. The election did not have a material effect on the Company’s consolidated financial statements. The Company will continue to evaluate the impact of the guidance and may apply other elections as applicable.

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In April 2020, the FASB issued a question-and-answer document regarding accounting for lease concessions related to the effects of the COVID-19 pandemic. The document provides that a company may elect to account for lease concessions as if those concessions existed regardless of whether the enforceable rights and obligations for the concessions explicitly exist in the contract. Consequently, an entity will not have to analyze each contract to determine whether enforceable rights and obligations for concessions exist in the contract and can elect to apply or not apply the lease modification guidance under Leases ASC 842, to those contracts. This election is available for concessions that result in the total payments required by the modified contract being substantially the same as or less than total payments required by the original contract. Both lessees and lessors may make this election. The Company has elected to apply the relief related to lease concessions effective April 1, 2020.

3. SUPPLEMENTAL DISCLOSURE TO CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended
	September 30, 2020	September 30, 2019
	(Dollars in thousands)
Cash paid during the period for:
Interest	$64,420	$88,043
Taxes	726	163
Noncash Activities:
Security deposits applied to rent receivables, other liabilities and maintenance payment liability	3,030	3,224
Maintenance payment liability applied to rent receivables and other liabilities	8,913	4,088
Other liabilities applied to maintenance payment liability and security deposits	2,243	2,457
Noncash investing activities:
Aircraft improvement	7,204	4,940
Noncash activities in connection with purchase of flight equipment	1,211	11,807
Noncash activities in connection with sale of flight equipment	6,162	15,711

4. INVESTMENT IN FINANCE LEASE

At each of September 30, 2020 and December 31, 2019, the Company had one aircraft classified as an investment in finance lease, which had an implicit interest rate of 5%.

The Company’s net investment in finance lease consisted of the following (dollars in thousands):

	September 30, 2020	December 31, 2019
Total minimum lease payments receivable	$8,250	$9,600
Estimated unguaranteed residual value of leased asset	4,227	4,227
Unearned finance income	(1,764)	(2,188)
Net Investment in Finance Lease	$10,713	$11,639

Presented below are the contracted future minimum rental payments due under the non-cancellable finance lease, as of September 30, 2020.

(Dollars in thousands)
October 1 through December 31, 2020	$450
Year ending December 31,
2021	1,800
2022	1,800
2023	1,800
2024	1,800
2025	600
Future minimum rental payments under finance lease	$8,250

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5. FLIGHT EQUIPMENT HELD FOR SALE

At September 30, 2020, the Company had no flight equipment held for sale. At December 31, 2019, the Company had six aircraft and two engines classified as flight equipment held for sale, all of which were sold during the first quarter of 2020 for an aggregate gain on sale of aircraft of $31.7 million. During the three months ended September 30, 2019, the Company sold seven aircraft that had been classified as flight equipment held for sale and recognized an aggregate gain on sale of aircraft of $34.2 million. During the nine months ended September 30, 2019, the Company sold a total of 19 aircraft that had been classified as flight equipment held for sale and recognized an aggregate gain on sale of aircraft of $67.8 million.

6. FLIGHT EQUIPMENT HELD FOR OPERATING LEASE, NET

As of September 30, 2020, the Company had 78 aircraft and seven engines on operating lease to 38 lessees in 23 countries, and seven aircraft off-lease. As of December 31, 2019, the Company had 81 aircraft and seven engines on operating lease to 39 lessees in 22 countries, and one aircraft off-lease.

During the nine months ended September 30, 2020, the Company capitalized $53.9 million of flight equipment purchased. During the nine months ended September 30, 2019, the Company capitalized $89.8 million of flight equipment purchased.

During the three months ended September 30, 2019, the Company sold one aircraft held for operating lease and recognized a gain on sale of aircraft of $4.7 million. During the nine months ended September 30, 2019, the Company sold six aircraft held for operating lease and recognized an aggregate gain on sale of aircraft of $14.8 million.

Flight equipment held for operating lease, net, consists of the following (dollars in thousands):

	September 30, 2020	December 31, 2019
Cost	$3,395,527	$3,334,996
Accumulated depreciation	(696,186)	(614,996)
Flight equipment held for operating lease, net	$2,699,341	$2,720,000

The Company capitalized $27.8 million of major maintenance expenditures for the nine months ended September 30, 2020. The Company capitalized $8.0 million of major maintenance expenditures for the nine months ended September 30, 2019.

The classification of the net book value of flight equipment held for operating lease, net and operating lease revenue by geographic region in the tables and discussion below is based on the principal operating location of the lessees.

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The distribution of the net book value of flight equipment held for operating lease by geographic region is as follows (dollars in thousands):

	September 30, 2020		December 31, 2019
Europe:
Spain	$156,189	6%	$161,474	6%
United Kingdom	44,286	2%	52,212	2%
France	68,677	3%	71,175	3%
Other	184,547	6%	188,001	6%
Europe — Total	453,699	17%	472,862	17%

Asia and South Pacific:
India	453,883	17%	542,312	20%
Malaysia	394,568	15%	406,777	15%
Philippines	257,262	10%	264,814	10%
Indonesia	213,758	8%	220,304	8%
China	162,197	6%	168,703	6%
Other	110,526	3%	113,713	4%
Asia and South Pacific — Total	1,592,194	59%	1,716,623	63%

Mexico, South and Central America — Total	—	—	37,618	1%

North America — Total	91,342	3%	95,910	4%

Middle East and Africa:
Ethiopia	295,630	11%	303,057	11%
Other	92,442	3%	51,815	2%
Middle East and Africa — Total	388,072	14%	354,872	13%
Off-lease — Total	174,034	7%	42,115	2%
Total flight equipment held for operating lease, net	$2,699,341	100%	$2,720,000	100%

The Company receives lease revenue from flight equipment under operating leases. Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. If the revenue amounts do not meet these criteria, recognition is delayed until the criteria is met. Contingent rents are recognized as revenue when the contingency is resolved. Revenue is not recognized when the Company determines that collection is not reasonably assured.

Rental income from aircraft and aircraft equipment is recognized on a straight-line basis over the initial term of the respective lease. Changes to the timing of cash rent receipts, such as under rent deferral arrangements, do not generally affect the total amount of consideration to be received under the lease and therefore do not typically impact revenue recognition, provided that the Company determines collection of rents is reasonably assured.

The Company maintains a provision for uncollectible operating lease receivables for losses it estimates will arise from its lessees’ inability to make their required lease payments. The Company evaluates the collectability of rent receivables and determines the appropriate provision for uncollectible operating lease receivables based on historical experience and a review of specific lessees. During the three and nine months ended September 30, 2020, the Company recorded a provision for uncollectible operating lease receivables of $1.0 million and $3.0 million, respectively.

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The distribution of operating lease revenue by geographic region for the three months ended September 30, 2020 and 2019 is as follows (dollars in thousands):

	Three months ended September 30, 2020		Three months ended September 30, 2019
Europe:
Spain	$922	2%	$4,344	5%
United Kingdom	1,062	2%	6,833	7%
France	2,833	5%	3,498	4%
Other	2,068	2%	4,941	5%
Europe — Total	6,885	11%	19,616	21%

Asia and South Pacific:
India	11,714	20%	19,660	21%
Malaysia	13,921	24%	13,714	14%
Philippines	(2,269)	(4%)	8,518	9%
Indonesia	262	0%	7,545	8%
China	6,739	11%	5,650	6%
Other	3,214	6%	3,681	4%
Asia and South Pacific — Total	33,581	57%	58,768	62%

Mexico, South and Central America — Total	6,490	11%	1,036	1%

North America — Total	3,355	6%	5,157	5%

Middle East and Africa:
Ethiopia	7,505	13%	7,505	8%
Other	1,443	2%	2,624	3%
Middle East and Africa — Total	8,948	15%	10,129	11%
Total Operating Lease Revenue	$59,259	100%	$94,706	100%

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The distribution of operating lease revenue by geographic region for the nine months ended September 30, 2020 and 2019 is as follows (dollars in thousands):

	Nine months ended September 30, 2020		Nine months ended September 30, 2019
Europe:
Spain	$9,608	4%	$13,034	4%
United Kingdom	4,947	2%	26,146	8%
France	9,609	4%	10,749	3%
Other	10,205	5%	15,448	5%
Europe — Total	34,369	15%	65,377	20%

Asia and South Pacific:
India	45,467	20%	85,015	26%
Malaysia	42,066	19%	40,847	12%
Philippines	14,143	6%	25,816	8%
Indonesia	13,791	6%	26,101	8%
China	16,680	7%	18,221	6%
Other	9,873	4%	15,642	5%
Asia and South Pacific — Total	142,020	62%	211,642	65%

Mexico, South and Central America — Total	8,453	4%	4,391	1%

North America — Total	10,336	5%	16,440	5%

Middle East and Africa:
Ethiopia	22,514	10%	22,514	7%
Other	8,124	4%	8,217	2%
Middle East and Africa — Total	30,638	14%	30,731	9%
Total Operating Lease Revenue	$225,816	100%	$328,581	100%

In the three months ended September 30, 2020, Air India, AirAsia Berhad and Ethiopian Airlines each accounted for 10% or more of total operating lease revenue at 15%, 14%, and 13%, respectively. In the quarter, Aeromexico also accounted for 11% of total operating lease revenue, after taking into account end of lease income recognized upon the redelivery of one, and repossession of a second Boeing 737-700 aircraft. In the nine months ended September 30, 2020, Air India and AirAsia Berhad each accounted for 10% or more of total operating lease revenue at 12% and 11%, respectively. In the three months ended September 30, 2019, Air India accounted for 10% or more of total operating lease revenue at 11%. In the nine months ended September 30, 2019, no customer accounted for 10% or more of total operating lease revenue.

As noted above, the COVID-19 pandemic has had a detrimental impact on the airline industry, causing a larger number of the Company’s lessees to fail to make rent and overhaul payments. This has led to the Company placing a number of lessees on non-accrual status in the third quarter of 2020, which in turn has caused the operating lease revenue concentration of other lessees to increase.

At September 30, 2020, the Company had eight lessees, which leased a total of 16 aircraft, on non-accrual status, as the Company had determined that it was not probable that the Company would receive the economic benefits of the leases, principally due to (i) the lessees’ failure to pay rent and overhaul payments on a timely basis and (ii) the lessees’ financial condition. During the three months ended September 30, 2020, the Company’s operating lease revenue was reduced by $2.6 million attributable to the eight non-accrual lessees. During the nine months ended September 30, 2020, the Company recognized $34.2 million of operating lease revenue from these lessees. At September 30, 2019, the Company had two lessees, which leased a total of three aircraft, on non-accrual status. During the three and nine months ended September 30, 2019, the Company recognized $2.6 million and $9.0 million, respectively, of operating lease revenue from these lessees. Revenue from lessees on non-accrual status is recognized based on the lesser of straight-line rental income or cash received, including the application of any cash security deposits and drawdowns on letters of credit.

During the three months ended September 30, 2020, the Company’s operating lease revenue was reduced by $22.5 million with the placement of four lessees on non-accrual status in the third quarter of 2020, of which $7.3 million relates to prior periods.

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During the nine months ended September 30, 2020, the Company executed agreements with 14 lessees to defer their rent payment obligations for 35 aircraft totaling $59.9 million due to the Company over the life of the leases. The Company has also agreed to lease restructurings with certain of its lessees.

Presented below are the Company’s rent deferrals granted and scheduled deferral repayments as of September 30, 2020.

	Rent Deferrals Granted	Scheduled Deferral Repayments
	(Dollars in thousands)
January 1 through September 30, 2020	$39,703	$1,620
October 1 through December 31, 2020	10,742	3,179
Year ending December 31, 2021	9,442	21,754
Thereafter	—	33,334
Total	$59,887	$59,887

Total operating lease revenue for the three and nine months ended September 30, 2020 and 2019 includes the following (dollars in thousands):

	Three months ended		Nine months ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
	(Dollars in thousands)
Operating lease revenue:
Operating lease rental revenue	$54,253	$96,084	$219,631	$302,520
End of lease income	6,320	—	8,974	30,387
Amortization of lease incentives	(1,017)	(1,402)	(2,334)	(4,353)
Amortization of lease premium, discounts and other	(297)	24	(455)	27
Total operating lease revenue	$59,259	$94,706	$225,816	$328,581

As of September 30, 2020 and December 31, 2019, the weighted average remaining lease term of the Company’s aircraft held for operating lease was 4.9 years and 5.4 years, respectively.

Leases are entered into with specified lease terms and may provide the lessee with an option to extend the lease term. The Company’s leases do not typically provide for early termination or purchase options.

For the three months ended September 30, 2020, the Company recognized $54.3 million of operating lease rental revenue, $10.0 million of which was from leases with variable rates. For the nine months ended September 30, 2020, the Company recognized $219.6 million of operating lease rental revenue, $31.4 million of which was from leases with variable rates. Variable rates are rents that reset based on changes in LIBOR. Presented below are the contracted future minimum rental payments, inclusive of rents due from lessees on non-accrual status and rent deferrals, due under non-cancellable operating leases for flight equipment held for operating lease as of September 30, 2020. For leases that have floating rental rates, the future minimum rental payments assume that LIBOR as of September 30, 2020 is held constant for the duration of the lease.

(Dollars in thousands)
October 1 through December 31, 2020	$73,311
Year ending December 31,
2021	311,118
2022	269,127
2023	217,963
2024	200,043
2025	177,655
Thereafter	318,471
Future minimum rental payments under operating leases	$1,567,688

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7. MAINTENANCE RIGHTS

Changes in maintenance right assets during the nine months ended September 30, 2020 and 2019 are as follows (dollars in thousands):

	Nine months ended
	September 30, 2020	September 30, 2019
Maintenance rights, beginning balance	$290,958	$298,207
Acquisitions	19,780	36,798
Capitalized to aircraft improvements	(7,204)	(3,661)
Cash receipts from maintenance rights	(2,725)	(1,741)
Maintenance rights associated with aircraft sold	(14,940)	(73,199)
Maintenance rights, ending balance	$285,869	$256,404

8. UNSECURED BORROWINGS

	Balance as of
	September 30, 2020	December 31, 2019
	(dollars in thousands)
Outstanding principal balance:
2021 Notes	$325,000	$325,000
2024 Notes	300,000	300,000
Total outstanding principal balance	625,000	625,000
Unamortized debt discounts and loan costs	(4,287)	(5,593)
Unsecured borrowings, net	$620,713	$619,407

On October 3, 2014, the Company sold $325.0 million aggregate principal amount of unsecured 6.375% Senior Notes due 2021 (the “2021 Notes”). On October 16, 2017, the Company sold $300.0 million aggregate principal amount of unsecured 5.250% Senior Notes due 2024 (the “2024 Notes”).

The 2021 Notes and 2024 Notes are senior unsecured obligations of the Company and rank pari passu in right of payment with any existing and future senior unsecured indebtedness of the Company. The 2021 Notes have a maturity date of October 15, 2021 and the 2024 Notes have a maturity date of October 15, 2024.

Interest on the 2021 Notes and 2024 Notes is payable semi-annually on April 15 and October 15 of each year. As of September 30, 2020 and December 31, 2019, accrued interest on unsecured borrowings totaled $16.8 million and $7.7 million, respectively.

Pursuant to the indentures governing the 2021 Notes and 2024 Notes, the Company is subject to restrictive covenants which relate to dividend payments, incurrence of debt and issuance of guarantees, incurrence of liens, repurchases of common shares, investments, disposition of aircraft, consolidation, merger or sale of the Company and transactions with affiliates. The Company is also subject to certain operating covenants, including reporting requirements. The Company’s failure to comply with any of the covenants under the indentures governing the 2021 Notes or 2024 Notes could result in an event of default which, if not cured or waived, may result in the acceleration of the indebtedness thereunder and other indebtedness containing cross-default or cross-acceleration provisions. Certain of these covenants will be suspended if the 2021 Notes or 2024 Notes obtain an investment grade rating. As of September 30, 2020, the Company was not in default under the indentures governing the 2021 Notes or the 2024 Notes.

For more information about Fly's unsecured borrowings, refer to Note 9 of the 2019 Annual Report.

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9. SECURED BORROWINGS

The Company’s secured borrowings, net as of September 30, 2020 and December 31, 2019 are presented below (dollars in thousands):

	Outstanding principal balance as of		Weighted average interest rate(1) as of
	September 30, 2020(2)	December 31, 2019(2)	September 30, 2020	December 31, 2019	Maturity date
Nord LB Facility	$62,158	$65,290	2.00%	3.59%	May 2021
2012 Term Loan	368,561	385,364	3.35%	4.15%	August 2025
Magellan Acquisition Limited Facility	258,778	278,684	3.95%	4.11%	December 2025
Fly Aladdin Acquisition Facility	235,285	272,343	4.83%	4.85%	June 2023
Fly Aladdin Engine Funding Facility	41,173	42,339	4.95%	4.95%	December 2021 – April 2022
Other Aircraft Secured Borrowings	560,505	673,463	3.22%	4.07%	March 2021 – June 2028
Total outstanding principal balance	1,526,460	1,717,483
Unamortized debt discounts and loan costs	(17,011)	(21,958)
Total secured borrowings, net	$1,509,449	$1,695,525

(1)	Represents the contractual interest rates and effect of derivative instruments and excludes the amortization of debt discounts and debt issuance costs.
(2)	As of September 30, 2020 and December 31, 2019, accrued interest on secured borrowings totaled $5.4 million and $9.2 million, respectively.

The Company is subject to restrictive covenants under its secured borrowings which relate to the incurrence of debt, issuance of guarantees, incurrence of liens or other encumbrances, the acquisition, substitution, disposition and re-lease of aircraft, maintenance, registration and insurance of its aircraft, restrictions on modification of aircraft and capital expenditures, and requirements to maintain concentration limits.

The Company’s loan agreements include events of default that are customary for these types of secured borrowings. The Company’s failure to comply with any restrictive covenants, or any other operating covenants, may trigger an event of default under the relevant loan agreement. In addition, certain of the Company’s loan agreements contain cross-default provisions that could be triggered by a default under another loan agreement.

As of September 30, 2020, the Company was not in default under any of its secured borrowings.

For more information about the Company's secured borrowings, refer to Note 10 of the 2019 Annual Report.

Securitization Notes

On March 14, 2019, B&B Air Funding redeemed all remaining aircraft lease-backed Class G-1 notes (the “Securitization Notes”) issued on October 2, 2007 and with an original maturity date of November 14, 2033, in the aggregate principal amount then-outstanding of $63.8 million. In connection with the redemption, the Company expensed approximately $1.9 million of debt extinguishment costs.

Nord LB Facility

As of September 30, 2020, the Company had $62.2 million principal amount outstanding under its non-recourse debt facility with Norddeutsche Landesbank Gironzentrale (the “Nord LB Facility”), which was secured by three aircraft. The Nord LB Facility is structured with loans secured by each aircraft individually. The loans are cross-collateralized and contain cross-default provisions. Borrowings are secured by Fly’s equity interests in the aircraft owning subsidiaries, the related leases, and certain deposits. The loans under the Nord LB Facility bear interest at one-month LIBOR plus a margin of 1.85% until the maturity date of May 14, 2021.

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Under the terms of the Nord LB Facility, the Company applies 95% of lease rentals collected towards interest and principal. If no lease rental payments are collected in the applicable period for any financed aircraft, then no payment is due under the loan associated with that aircraft during such period. Any unpaid interest increases the principal amount of the associated loan.

In the event the Company sells any of the financed aircraft, substantially all sale proceeds (after payment of certain expenses) must first be used to repay the debt associated with such aircraft and then to repay the outstanding amounts which finance the remaining aircraft. In addition, any maintenance reserve amounts retained by the Company will be used to prepay the Nord LB Facility, provided such reserves are not required for future maintenance of such aircraft.

2012 Term Loan

As of September 30, 2020, the Company had $368.6 million principal amount outstanding under its senior secured term loan (the “2012 Term Loan”), which was secured by 30 aircraft. Fly has guaranteed all payments under the 2012 Term Loan. The maturity date of the 2012 Term Loan is August 9, 2025. The 2012 Term Loan can be prepaid in whole or in part at par.

The 2012 Term Loan bears interest at three-month LIBOR plus a margin of 1.75%.

The 2012 Term Loan requires that the Company maintain a maximum loan-to-value ratio (“LTV”) of 70.0% based on the lower of the mean or median of half-life adjusted base values of the financed aircraft as determined by three independent appraisers on a semi-annual basis. The 2012 Term Loan also includes certain customary covenants, including reporting requirements and maintenance of credit ratings.

Magellan Acquisition Limited Facility

As of September 30, 2020, the Company had $258.8 million principal amount outstanding in loans and notes under its term loan facility (the “Magellan Acquisition Limited Facility”), which was secured by nine aircraft. Fly has guaranteed all payments under this facility. The Magellan Acquisition Limited Facility has a maturity date of December 8, 2025.

The interest rate on the loans is based on one-month LIBOR plus an applicable margin of 1.65% per annum. The interest rate on the notes is a fixed rate of 3.93% per annum.

The facility contains financial and operating covenants, including a covenant that Fly maintain a tangible net worth of at least $325.0 million, as well as customary reporting requirements. The borrower is required to maintain (i) an interest coverage ratio and (ii) a LTV ratio of (a) 75% through December 8, 2020, (b) 70% from December 9, 2020 through December 8, 2022, (c) 65% from December 9, 2022 through December 8, 2024 and (d) 60% thereafter. The LTV is based on the lower of the average half-life adjusted current market value and base value of all aircraft financed under the facility as determined by three independent appraisers on an annual basis. Upon the occurrence of certain conditions, including a failure by Fly to maintain a minimum liquidity of at least $25.0 million, the borrower will be required to deposit certain amounts of maintenance reserves and security deposits received into pledged accounts. Also, upon the occurrence of a breach of the interest coverage ratio, all cash collected will be applied to repay the outstanding principal balance of the loans and notes until such breach is cured.

Fly Acquisition III Facility

On October 22, 2019, the Company paid in full the outstanding principal balance under a revolving credit facility (the “Fly Acquisition III Facility”) with an original maturity date of February 26, 2022. The Company had paid commitment fees of 0.50% to 0.75% per annum to the lenders on the undrawn amount of their commitments during the availability period under the Fly Acquisition III Facility, which expired on February 26, 2019.

The interest rate under the facility was based on one-month LIBOR plus an applicable margin of (i) 2.00% through February 26, 2019 and (ii) 2.50%, from February 27, 2019 through the repayment date of the facility.

Fly Aladdin Acquisition Facility

As of September 30, 2020, the Company had an aggregate of $235.3 million principal amount outstanding of Series B loans under its term loan facility (the “Fly Aladdin Acquisition Facility”), which were secured by 14 aircraft. Series B loans have a maturity date of June 15, 2023. During the nine months ended September 30, 2019, the Company repaid Series A loans in full and a portion of Series B loans and expensed approximately $2.0 million of debt extinguishment costs.

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The interest rate on Series B loans is based on three-month LIBOR, plus an applicable margin of 1.80% per annum. The Company makes scheduled quarterly payments of principal and interest on the loans in accordance with a fixed amortization schedule.

Borrowings are secured by the aircraft and related leases, and the equity and beneficial interests in the aircraft owning and leasing subsidiaries. In addition, Fly has provided a guaranty of certain of the representations, warranties and covenants under the Fly Aladdin Acquisition Facility (including, without limitation, the borrowers’ special purpose covenants), as well as the obligations, upon the occurrence of certain conditions, to deposit maintenance reserves and security deposits received into pledged accounts.

The facility contains operating covenants, including covenants that the borrowers maintain a (i) debt service coverage ratio and (ii) LTV ratio of (a) 68% through December 14, 2020, (b) 65% from December 15, 2020 through June 14, 2021, (c) 63.5% from June 15, 2021 through December 14, 2021, (d) 62% from December 15, 2021 through June 14, 2022, (e) 60% from June 15, 2022 through December 14, 2022 and (f) 58% thereafter. The LTV is based on the average of the half-life adjusted current market value of all financed aircraft as determined by three independent appraisers on a semi-annual basis.

Upon the occurrence of certain events, including a breach of the debt service coverage ratio continuing for two consecutive quarterly payment dates, Fly will be required to deposit, or cause the borrowers to deposit, all maintenance reserves and security deposits received under the associated leases into pledged accounts. Also, upon the occurrence of a breach of the LTV ratio and certain other events, all cash collected will be applied to repay the outstanding principal balance of Series B loans until such breach is cured. The LTV ratio was breached in the third quarter of 2020. As a consequence of entering into deferral agreements with the Company’s lessees, in the fourth quarter of 2020, the debt service coverage ratio was breached for two consecutive quarterly payment dates, requiring the Company to deposit approximately $7.6 million in cash maintenance reserves and security deposits received under the associated leases into pledged accounts.

Fly Aladdin Engine Funding Facility

As of September 30, 2020, the Company had $41.2 million principal amount outstanding under a term loan facility (the “Fly Aladdin Engine Funding Facility”), which was secured by seven engines. Fly has guaranteed all payments under this facility. The loans have maturity dates ranging from December 31, 2021 to April 30, 2022.

The interest rates for the borrowings range from 4.94% to 4.96% per annum, per engine. The Company is required to make scheduled monthly payments of principal and interest in accordance with an amortization schedule.

The loans are secured by the engines and related leases and the Company’s equity and beneficial interests in the engine owning entities. The Fly Aladdin Engine Funding Facility contains customary covenants, including various reporting requirements. A violation of any of these covenants could result in a default under the Fly Aladdin Engine Funding Facility.

Other Aircraft Secured Borrowings

The Company has entered into other aircraft secured borrowings to finance the acquisition of aircraft, one of which is denominated in Euros. As of September 30, 2020, the Company had $560.5 million principal amount outstanding of other aircraft secured borrowings, which were secured by 13 aircraft. Of this amount, $286.9 million was recourse to Fly.

These borrowings are structured as individual loans secured by pledges of the Company’s rights, title and interests in the financed aircraft and leases. In addition, Fly may provide guarantees of its subsidiaries’ obligations under certain of these loans and may be subject to financial and operating covenants in connection therewith. One aircraft secured borrowing with a scheduled maturity date in December 2020 has been extended for 90 days. The maturity dates of other aircraft secured borrowings range from March 2021 to June 2028.

10. DERIVATIVES

Derivatives are used by the Company to manage its exposure to identified risks, such as interest rate and foreign currency exchange fluctuations. The Company uses interest rate swap contracts to hedge variable interest payments due on borrowings associated with aircraft with fixed rate rentals. As of September 30, 2020, the Company had $916.5 million of floating rate debt associated with aircraft with fixed rate rentals.

Interest rate swap contracts allow the Company to pay fixed interest rates and receive variable interest rates with the swap counterparty based on either the one-month or three-month LIBOR applied to the notional amounts over the life of the contracts. As of September 30, 2020 and December 31, 2019, the Company had interest rate swap contracts with notional amounts aggregating $714.0 million and $804.9 million, respectively. The unrealized fair value loss on the interest rate swap contracts, reflected as derivative liabilities, was $50.3 million and $27.9 million as of September 30, 2020 and December 31, 2019, respectively.

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To mitigate its exposure to foreign currency exchange fluctuations, the Company entered into a cross currency swap contract in 2018 in conjunction with a lease in which a portion of the lease rental is denominated in Euros. Pursuant to such cross currency swap, the Company receives U.S. dollars based on a fixed conversion rate through the maturity date of the swap contract. Over the remaining life of the cross currency swap contract, the Company expects to receive $51.2 million in U.S. dollars. The unrealized fair value gain, reflected as a derivative asset, was $4.2 million and $4.8 million as of September 30, 2020 and December 31, 2019, respectively.

During the three and nine months ended September 30, 2020, the Company recorded $4.4 million and $9.7 million, respectively, of interest expense in the consolidated statements of income (loss) from its interest rate swap contracts. The Company also recognized $0.2 million and $1.0 million, respectively, of rental revenue, included in operating lease revenue in the consolidated statements of income (loss), under its cross currency swap contract during the three and nine months ended September 30, 2020.

During the three and nine months ended September 30, 2019, the Company recorded $0.8 million and $1.5 million, respectively, of interest expense in the consolidated statements of income (loss) from its interest rate swap contracts. The Company also recognized $0.4 million and $1.0 million, respectively, of rental revenue, included in operating lease revenue in the consolidated statements of income (loss), under its cross currency swap contract during the three and nine months ended September 30, 2019.

The Company determines the fair value of derivative instruments using a discounted cash flow model. The model incorporates an assessment of the risk of non-performance by the swap counterparty in valuing derivative assets and an evaluation of the Company’s credit risk in valuing derivative liabilities.

The Company considers in its assessment of non-performance risk, if applicable, netting arrangements under master netting agreements, any collateral requirement, and the derivative payment priority in the Company’s debt agreements. The valuation model uses various inputs including contractual terms, interest rate curves and credit spreads.

Designated Derivatives

Certain of the Company’s interest rate derivatives have been designated as cash flow hedges. Changes in fair value of these derivatives are recorded as a component of accumulated other comprehensive income (loss), net of a provision for income taxes. Changes in the fair value of these derivatives are subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings.

As of September 30, 2020, the Company had the following designated derivative instruments classified as derivative liabilities on its balance sheet (dollars in thousands):

Type	Quantity	Maturity Date	Hedge Interest Rate	Swap Contract Notional Amount	Credit Risk Adjusted Fair Value	Loss Recognized in Accumulated Comprehensive Loss, Net of Deferred Tax
Interest rate swap contracts	30	2/9/23-12/8/25	2.28%-3.13%	$699,370	$(47,132)	$(40,380)
Accrued interest				—	(2,292)	—
Total – designated derivative liabilities	30			$699,370	$(49,424)	$(40,380)

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Dedesignated Derivatives

As of September 30, 2020, the Company’s cross currency swap no longer qualified for hedge accounting and was dedesignated. The Company had the following dedesignated derivative instrument classified as a derivative asset on its balance sheet as of September 30, 2020 (dollars in thousands):

Type	Quantity	Maturity Date	Contracted Fixed Conversion Rate to U.S. Dollar	Total Contracted USD to be Received	Credit Risk Adjusted Fair Value	Gain Recognized in Accumulated Comprehensive Loss, Net of Deferred Tax
Cross currency swap contract	1	11/26/25	1 Euro to $1.3068	$51,164	$4,169	$3,113
Accrued rent				—	14	—
Total - dedesignated derivative asset	1			$51,164	$4,183	$3,113

Certain of the Company’s interest rate swap contracts no longer qualify for hedge accounting and have been dedesignated. As of September 30, 2020, the Company had the following dedesignated derivative instruments classified as derivative liabilities on its balance sheet (dollars in thousands):

Type	Quantity	Maturity Date	Hedge Interest Rate	Swap Contract Notional Amount	Credit Risk Adjusted Fair Value	Loss Recognized in Accumulated Comprehensive Loss, Net of Deferred Tax
Interest rate swap contracts	3	6/15/23	2.66%-2.68%	$14,643	$(822)	$(244)
Accrued interest				—	(69)	—
Total – dedesignated derivative liabilities	3			$14,643	$(891)	$(244)

During the three and nine months ended September 30, 2020, the Company reclassified $0.5 million of accumulated comprehensive gain, net of deferred tax, to gain on derivatives.

During the three months ended September 30, 2019, the Company reclassified $2.1 million of accumulated comprehensive loss, net of deferred tax, to loss on derivatives. During the nine months ended September 30, 2019, the Company reclassified $2.3 million of accumulated comprehensive loss, net of deferred tax, to loss on derivatives. The Company also reclassified $0.5 million to interest expense.

During the nine months ended September 30, 2019, one interest rate swap contract matured and two other interest rate swap contracts were terminated.

11. INCOME TAXES

Fly is a tax resident of Ireland and has wholly-owned subsidiaries in Ireland, France, Luxembourg, Australia and Malta that are tax residents in those jurisdictions. In general, Irish resident companies pay corporation tax at the rate of 12.5% on trading income and 25.0% on non-trading income. Historically, most of the Company’s operating income has been trading income in Ireland.

The Company's effective tax rates were 4.4% and 14.2% for the three and nine months ended September 30, 2020, respectively, and 12.0% and 10.1% for the three and nine months ended September 30, 2019, respectively. The difference between the statutory and effective tax rate in each period is primarily attributable to changes in valuation allowances and the amount of income earned by the Company in different tax jurisdictions. During the nine months ended September 30, 2019, the Company recorded a benefit for an interest payment made by a subsidiary that previously did not meet the recognition threshold. The Company utilized this benefit as group relief to offset income tax on repatriated earnings for which a deferred tax liability was previously recorded. During the three and nine months ended September 30, 2019, the Company also reduced the tax liability it expects to pay in connection with its unrepatriated Australian earnings by $1.0 million.

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The Company recognizes a valuation allowance if, based on the weight of available evidence, it is more-likely-than-not (likelihood of more than 50 percent) that some portion, or all, of its deferred tax asset will not be realized. Future realization of a deferred tax asset depends on the existence of sufficient taxable income of the appropriate character in the carryforward period under the tax law.

The Company had no unrecognized tax benefits as of September 30, 2020 or December 31, 2019.

12. SHAREHOLDERS’ EQUITY

In August 2019, the Company’s board of directors approved a $50.0 million share repurchase program which expired in September 2020. Under this program, the Company was able to make share repurchases from time to time in the open market or in privately negotiated transactions.

During the nine months ended September 30, 2020, Fly repurchased 417,341 shares at an average price of $15.57 per share, or $6.5 million, before commissions and fees. During the three months ended September 30, 2019, Fly repurchased 342,492 shares at an average price of $16.83 per share, or $5.8 million, before commissions and fees. During the nine months ended September 30, 2019, Fly repurchased 2,010,437 shares at an average price of $16.29 per share, or $32.8 million, before commissions and fees.

No dividends were declared or paid during the three and nine months ended September 30, 2020 and 2019.

13. SHARE-BASED COMPENSATION

On April 29, 2010, the Company adopted the 2010 Omnibus Incentive Plan (“2010 Plan”) permitting the issuance of up to 1,500,000 share grants in the form of (i) stock appreciation rights (“SARs”); (ii) restricted stock units (“RSUs”); (iii) nonqualified stock options; and (iv) other stock-based awards. The Company has issued all shares available under the 2010 Plan. Since June 30, 2015, all SARs and RSUs granted under the 2010 Plan have vested. During the three months ended September 30, 2019, 555,569 SARs were exercised at a weighted average price of $12.84 per share. During the nine months ended September 30, 2019, 782,955 SARs were exercised at a weighted average price of $12.73 per share. At September 30, 2020, there were 14,025 SARs outstanding and exercisable at a weighted average exercise price of $12.95 per share.

14. EARNINGS (LOSS) PER SHARE

The following table sets forth the calculation of basic and diluted earnings per common share using the two-class method, in which dividends attributable to SARs, if any, are deducted from net income (loss) in determining net income (loss) attributable to common shareholders (dollars in thousands, except per share data):

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019

Numerator
Net income (loss) attributable to common shareholders	$(8,067)	$51,704	$39,611	$150,719
Denominator
Weighted average shares outstanding-Basic	30,481,069	30,873,297	30,575,646	31,846,836
Dilutive common equivalent shares:
SARs	—	114,097	—	107,368
Weighted average shares outstanding-Diluted	30,481,069	30,987,394	30,575,646	31,954,204
Earnings (loss) per share:
Basic
Distributed earnings	$—	$—	$—	$—
Undistributed income (loss)	$(0.26)	$1.67	$1.30	$4.73
Basic earnings (loss) per share	$(0.26)	$1.67	$1.30	$4.73
Diluted
Distributed earnings	$—	$—	$—	$—
Undistributed income (loss)	$(0.26)	$1.67	$1.30	$4.72
Diluted earnings (loss) per share	$(0.26)	$1.67	$1.30	$4.72

Basic earnings (loss) per share is calculated by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by dividing net income (loss) available to common shareholders by the sum of the weighted average number of common shares outstanding and the potential number of dilutive common shares outstanding during the period, excluding the effect of any anti-dilutive securities.

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SARs granted by the Company that contain non-forfeitable rights to receive dividend equivalents are deemed participating securities (see Note 13). Net income (loss) available to common shareholders is determined by reducing the Company’s net income (loss) for the period by dividend equivalents paid on vested SARs during the period.

15. COMMITMENTS AND CONTINGENCIES

From time to time, the Company contracts with third-party service providers to perform maintenance or overhaul activities on its off-lease aircraft.

In 2016, the Company entered into agreements with third-party lessors to guarantee the residual value of three aircraft subject to twelve-year leases (“RVGs”) and received residual value guarantee fees totaling $6.6 million, which are being amortized over a twelve-year period. The third-party lessors may exercise their rights under the RVGs by issuing a notice eleven months prior to the respective lease maturity requiring the Company to purchase the aircraft on such date. The RVGs will terminate if not exercised accordingly. During each of the three and nine months ended September 30, 2020 and 2019, the Company recognized income of $0.1 million and $0.4 million, respectively.

On February 28, 2018, the Company agreed to acquire 21 Airbus A320neo family aircraft to be leased to AirAsia Group Berhad (“AirAsia”) and its affiliated airlines as the aircraft deliver from the manufacturer (“Portfolio B”). The first of these aircraft was delivered in the fourth quarter of 2019. The Company also acquired options to purchase up to 20 Airbus A320neo family aircraft, not subject to lease, delivering from the manufacturer (“Portfolio C”). The Company did not exercise its options with respect to any of the Portfolio C aircraft delivering in 2019. In August 2019, the Company exercised options with respect to eight Portfolio C aircraft to be delivered in 2020 and 2021. The Company has options remaining to purchase up to nine Portfolio C aircraft delivering between 2021 and 2025. Due to the impact of COVID-19, the Company expects that the delivery of the Portfolio B and Portfolio C aircraft will be delayed, and that no aircraft will deliver under these agreements in the next 12 months.

16. RELATED PARTY TRANSACTIONS

BBAM is entitled to receive a servicing fee equal to 3.5% of the aggregate amount of rents actually collected, plus an administrative fee of $1,000 per aircraft per month. Under the 2012 Term Loan, the Magellan Acquisition Limited Facility and the Fly Aladdin Acquisition Facility, BBAM is also entitled to an administrative fee of $10,000 per month. Under the Fly Aladdin Engine Funding Facility, BBAM is entitled to receive a servicing fee equal to 3.5% of monthly rents actually collected and an administrative fee equal to $1,000 per month. In connection with the repayment of the Fly Acquisition III Facility in October 2019, the servicing agreement, which also entitled BBAM to an administrative fee of $10,000 per month, was terminated.

For the three and nine months ended September 30, 2020, BBAM received servicing and administrative fees totaling $2.3 million and $8.8 million, respectively. For the three and nine months ended September 30, 2019, BBAM received servicing and administrative fees totaling $3.8 million and $11.8 million, respectively.

BBAM also is entitled to receive an acquisition fee of 1.5% of the gross acquisition cost for any aviation asset purchased by the Company, and a disposition fee of 1.5% of the gross proceeds for any aviation asset sold by the Company. During the nine months ended September 30, 2020, the Company incurred $1.1 million of acquisition fees, respectively, payable to BBAM. During the three and nine months ended September 30, 2019, the Company incurred $0.8 million and $1.7 million of acquisition fees, respectively, payable to BBAM. During the nine months ended September 30, 2020, the Company incurred disposition fees of $2.9 million, payable to BBAM. During the three and nine months ended September 30, 2019, the Company incurred disposition fees of $4.3 million and $11.4 million, respectively, payable to BBAM.

In addition, Fly pays an annual management fee to the Manager as compensation for providing the services of the chief executive officer, the chief financial officer and other personnel, and for certain corporate overhead costs related to the Company. The management fee is adjusted each calendar year by (i) 0.3% of the change in the book value of the Company’s aircraft portfolio during the preceding year, up to a $2.0 billion increase over $2.7 billion and (ii) 0.25% of the change in the book value of the Company’s aircraft portfolio in excess of $2.0 billion, with a minimum management fee of $5.0 million. The management fee is also subject to an annual CPI adjustment applicable to the prior calendar year. For the three and nine months ended September 30, 2020, the Company incurred management fees of $2.0 million and $5.9 million, respectively. For the three and nine months ended September 30, 2019, the Company incurred management fees of $2.4 million and $7.2 million, respectively.

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17. FAIR VALUE OF FINANCIAL INSTRUMENTS

Assets and liabilities recorded at fair value on a recurring basis in the consolidated balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair values. The hierarchy levels give the highest priority to quoted prices in active markets and the lowest priority to unobservable data. Fair value measurements are disclosed by level within the following fair value hierarchy:

Level 1 — Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2 — Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

Level 3 — Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

The Company’s financial instruments consist principally of cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, derivative instruments, accounts payable and borrowings. Fair value of an asset is defined as the price a seller would receive in a current transaction between knowledgeable, willing and able parties. A liability’s fair value is defined as the amount that an obligor would pay to transfer the liability to a new obligor, not the amount that would be paid to settle the liability with the creditor.

Where available, the fair value of the Company’s investment in equity certificates, notes payable and debt facilities is based on observable market prices or parameters or derived from such prices or parameters (Level 2). For the three and nine months ended September 30, 2020, the Company recognized an unrealized fair value loss of $2.3 million and $12.8 million, respectively, on its investment in equity certificates to write down the equity certificates to estimated fair value.

Where observable prices or inputs are not available, valuation models are applied, using the net present value of cash flow streams over the term using estimated market rates for similar instruments and remaining terms (Level 3). These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments’ complexity. The Company determines the fair value of its derivative instruments using a discounted cash flow model which incorporates an assessment of the risk of non-performance by the swap counterparty and an evaluation of its credit risk in valuing derivative liabilities. The valuation model uses various inputs including contractual terms, interest rate curves, credit spreads and measures of volatility.

The Company also measures the fair value for certain assets and liabilities on a non-recurring basis, when GAAP requires the application of fair value, including events or changes in circumstances that indicate that the carrying amounts of assets may not be recoverable. Assets subject to these measurements include Fly’s investment in an unconsolidated subsidiary and flight equipment held for operating lease, net. Fly accounts for its investment in an unconsolidated subsidiary under the equity method and records impairment when its fair value is less than its carrying value and the Company determines that the decline is other-than-temporary (Level 3).

The Company records flight equipment at fair value when the carrying value may not be recoverable. Such fair value measurements are based on management’s best estimates and judgment and use Level 3 inputs which include assumptions as to future cash flows associated with the use of an aircraft and eventual disposition of such aircraft. The Company will record an impairment charge if the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset.

The carrying amounts and fair values of certain of the Company’s debt instruments are as follows (dollars in thousands):

	As of September 30, 2020		As of December 31, 2019
	Principal Amount Outstanding	Fair Value	Principal Amount Outstanding	Fair Value
2012 Term Loan	$368,561	$334,469	$385,364	$385,364
Magellan Acquisition Limited Facility	258,778	239,046	278,684	278,684
Fly Aladdin Acquisition Facility	235,285	194,365	272,343	272,343
2021 Notes	325,000	307,548	325,000	331,207
2024 Notes	300,000	238,140	300,000	314,070

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As of September 30, 2020 and December 31, 2019, the categorized assets and liabilities measured at fair value on a recurring basis, based upon the lowest level of significant inputs to the valuations are as follows (dollars in thousands):

	Level 1	Level 2	Level 3	Total
September 30, 2020:
Derivative assets	—	$4,183	—	$4,183
Derivative liabilities	—	50,315	—	50,315
Investment in equity certificates	—	3,208	—	3,208
December 31, 2019:
Derivative assets	—	$4,824	—	$4,824
Derivative liabilities	—	27,943	—	27,943
Investment in equity certificates	—	16,048	—	16,048

18. SUBSEQUENT EVENTS

On October 15, 2020, the Company, through a wholly-owned subsidiary, entered into a $180.0 million senior secured term loan (the "2020 Term Loan") with a consortium of lenders. The 2020 Term Loan will mature on the earlier of (i) October 15, 2025 and (ii) the date falling 30 days prior to the maturity of the Company’s 2024 Notes if not redeemed. The 2020 Term Loan was issued at a discount of 4.5%. The 2020 Term Loan bears interest at LIBOR plus a margin of 6.00%, with a LIBOR floor of 1.00% and requires quarterly principal payments of 1.25% of the original loan amount. The 2020 Term Loan will be secured by 11 aircraft that are currently owned by the Company and its subsidiaries. The 2020 Term Loan is guaranteed by the Company. The Company also entered into a servicing agreement with BBAM, pursuant to which it will pay an administrative fee of $10,000 per month as well as servicing fees of 3.5% of monthly rent actually collected, plus $1,000 per aircraft per month. The Company will also pay BBAM a sales fee of 1.5% of the aggregate gross proceeds received with respect to the sale of any aircraft.

Subsequent to September 30, 2020, the Company repurchased $103.0 million of its 2021 Notes in private transactions.

Subsequent to September 30, 2020, the Company entered into agreements to sell two aircraft.

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Item 2.	Management’s Discussion & Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our (i) consolidated financial statements and related notes included elsewhere in this Interim Report and (ii) Annual Report on Form 20-F for the year ended December 31, 2019. The consolidated financial statements have been prepared in accordance with U.S. GAAP and are presented in U.S. dollars. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in global, regional or local political, economic, business, competitive, market, regulatory and other factors, many of which are beyond our control. See “Preliminary Note.”

Overview

Fly Leasing Limited is a Bermuda exempted company that was incorporated on May 3, 2007, under the provisions of Section 14 of the Companies Act 1981 of Bermuda. We are principally engaged in purchasing commercial aircraft and aircraft equipment, which we lease under multi-year contracts to a diverse group of airlines throughout the world.

Although we are organized under the laws of Bermuda, we are a resident of Ireland for tax purposes and are subject to Irish corporation tax on our income in the same way, and to the same extent, as if we were organized under the laws of Ireland.

For the three and nine months ended September 30, 2020, we had net income (loss) of ($8.1) million and $39.6 million or diluted earnings (loss) per share of ($0.26) and $1.30, respectively. Net cash flows provided by operating activities for the nine months ended September 30, 2020 totaled $87.1 million. Net cash flows provided by investing activities totaled $68.9 million and net cash flows used in financing activities totaled $187.0 million for the nine months ended September 30, 2020.

AirAsia Transactions

On February 28, 2018, we agreed to acquire 21 Airbus A320neo family aircraft to be leased to AirAsia Group Berhad (“AirAsia”) and its affiliated airlines as the aircraft deliver from the manufacturer (“Portfolio B”). The first of these aircraft delivered in the fourth quarter of 2019. We also acquired options to purchase up to 20 Airbus A320neo family aircraft, not subject to lease (“Portfolio C”). We did not exercise our options with respect to any of the Portfolio C aircraft delivering in 2019. In August 2019, we exercised options with respect to eight Portfolio C aircraft to be delivered in 2020 and 2021. We have options remaining to purchase up to nine Portfolio C aircraft delivering between 2021 and 2025. Due to the impact of COVID-19, we expect that the delivery of the Portfolio B and Portfolio C aircraft will be delayed, and that no aircraft will deliver under these agreements in the next 12 months.

Sale of Six Aircraft to Horizon III

On October 31, 2019, we agreed to sell six aircraft to Horizon Aircraft Finance III Limited and Horizon Aircraft Finance III LLC (together, “Horizon III”) for an aggregate base purchase price of $150.5 million, subject to adjustment based on rents and maintenance reserves in respect of the aircraft (the “Horizon III Transaction”). We delivered one aircraft to Horizon III during the fourth quarter of 2019 and the remaining five aircraft during the first quarter of 2020. The aircraft in Horizon III’s portfolio are serviced and managed by affiliates of BBAM LP, whose affiliates also manage and service our aircraft portfolio. We also purchased $3.1 million, or 3%, of the equity certificates issued by Horizon III Limited in connection with the Horizon III Transaction, which are subject to a seven-year lock-up agreement.

2020 Term Loan

On October 15, 2020, we entered into a $180.0 million senior secured term loan (the "2020 Term Loan") with a consortium of lenders. The 2020 Term Loan will mature on the earlier of (i) October 15, 2025 and (ii) the date falling 30 days prior to the maturity of our unsecured 5.250% senior notes due 2024 if not redeemed. The 2020 Term Loan was issued at a discount of 4.5%. The 2020 Term Loan bears interest at LIBOR plus a margin of 6.00%, with a LIBOR floor of 1.00% and requires quarterly principal payments of 1.25% of the original loan amount. The 2020 Term Loan will be secured by 11 aircraft that are currently owned by our subsidiaries. We have guaranteed all payments under the 2020 Term Loan.

Market Conditions

The airline industry is cyclical, and subject to macroeconomic, geopolitical and other risks which may negatively impact airline profitability or create volatility in the aircraft leasing market. Global passenger air traffic grew and the airline industry was profitable in every year from 2012 to 2019. However, because of the continuing effects of the COVID-19 pandemic on air travel, global passenger air traffic and load factors have declined significantly in 2020 and are not expected to recover to pre-pandemic levels until at least 2024. As of October 27, 2020, the International Air Transport Association (“IATA”) predicted that 2021 airline revenues will merely reach approximately 50% of pre-crisis expectations, with airlines continuing to experience negative cash flows through 2021.

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The COVID-19 pandemic has severely and negatively impacted the financial health of some airlines and already has led some airlines to enter bankruptcy proceedings. For example, one of our lessees, Aeromexico, entered bankruptcy proceedings in June 2020 and rejected its lease of our aircraft. The longer the pandemic persists, the more material the ultimate effects on the financial health of airlines are likely to be. In addition, when the Boeing 737 MAX aircraft returns to service and Boeing resumes deliveries, market lease rates for competing current generation narrow-body aircraft may be adversely impacted due to the increased supply of aircraft. Finally, uncertainty about geopolitical events and pressures such as environmental impact concerns, Brexit and ongoing U.S.-China trade tensions could affect the economic health of airlines and the aircraft leasing market. These and other factors, known and unknown, may adversely affect the airline industry and the airline leasing market in 2020 and beyond.

Long term, we believe world air traffic will recover, and coupled with airlines’ need to renew their fleets, will fuel demand for commercial aircraft and as a result will drive growth in the aircraft leasing market.

Impact of COVID-19 Pandemic on Operations

Fly and BBAM have implemented a comprehensive set of actions to support our operations during the COVID-19 pandemic. As of September 30, 2020, the principal offices of Fly and BBAM were closed in compliance with local shelter-in-place orders. However, BBAM has since re-opened one of its principal offices as permitted by local measures at a limited capacity with the implementation of new protocols to comply with the local health and safety guidelines. BBAM continues to implement work-from-home policies and other measures intended to maintain the health and safety of employees and contractors and to support its, and our, operational needs until such orders and other restrictions are completely lifted.

Critical Accounting Policies and Estimates

Fly prepares its consolidated financial statements in accordance with U.S. GAAP, which requires the use of estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The use of estimates is a significant factor affecting the reported carrying values of flight equipment, deferred tax assets, liabilities and reserves. We utilize third party appraisers and industry valuation professionals, where possible, to support estimates, particularly with respect to flight equipment. Despite our best efforts to accurately estimate such amounts, actual results could differ from those estimates. We have made no significant changes in our critical accounting policies and significant estimates from those disclosed in our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the SEC on February 28, 2020 (the "2019 Annual Report").

It is likely that there will be negative effects of the COVID-19 pandemic that we cannot presently predict, including near term effects, which may have a material adverse effect on our results of operations, financial condition and cash flows. Due to worldwide government-imposed travel restrictions, significantly reduced flight schedules, and a severe decline in passenger demand for air travel, we have been in active discussions with our impacted lessees and we have entered into agreements to defer lease payments or restructure leases with some of our lessees. As a result, we anticipate that the decline in our cash rent collections and operating lease rental revenue will continue for the remainder of 2020 and into 2021. Our estimates of the amount of rent ultimately collectible from our lessees, which impacts revenue recognition, have a higher degree of uncertainty due to the COVID-19 pandemic, and these estimates could change in the near term. Further, the impact of COVID-19 on the airline industry may result in changes to our assumptions used to evaluate impairment of flight equipment, including the level of future rents, the residual value of the flight equipment and estimated downtime between re-leasing events. During the nine months ended September 30, 2020, we have recorded a provision for uncollectible operating lease receivables of $3.0 million. Future changes to our assumptions, which could be caused by airline bankruptcies or otherwise, could result in further provisions for uncollectible operating lease receivables or impairment charges, and these charges could be material.

Operating Results

As of September 30, 2020, we had 86 aircraft and seven engines in our portfolio. Of the 86 aircraft, 78 were on operating lease, one was classified as an investment in finance lease and seven aircraft were off-lease. As of September 30, 2019, we had 92 aircraft and seven engines in our portfolio. Of the 92 aircraft, 84 were held for operating lease, one was classified as an investment in finance lease, six were classified as flight equipment held for sale and one aircraft was off-lease.

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We classify flight equipment as held for sale when we commit to and commence a plan of sale that is reasonably expected to be completed within one year and satisfies other criteria. We recognize revenue from each aircraft until the date that such aircraft is delivered to the purchaser and cease to recognize depreciation as of the date the aircraft is classified as flight equipment held for sale.

During the nine months ended September 30, 2020, we sold six aircraft and two engines as the result of an aircraft part-out for an aggregate gain on sale of aircraft of $31.7 million. During the nine months ended September 30, 2019, we sold 25 aircraft and recognized an aggregate gain on sale of aircraft of $82.6 million.

We receive lease revenue from flight equipment under operating leases. Revenue is recognized to the extent that it is probable that the economic benefits will flow to us and the revenue can be reliably measured. If the revenue amounts do not meet these criteria, recognition is delayed until the criteria is met. Contingent rents are recognized as revenue when the contingency is resolved. Revenue is not recognized when we determine that collection is not reasonably assured.

We maintain a provision for uncollectible operating lease receivables for losses we estimate will arise from our lessees’ inability to make their required lease payments. We evaluate the collectability of rent receivables and determine the appropriate provision for uncollectible operating lease receivables based on historical experience and a review of specific lessees. During the three and nine months ended September 30, 2020, we recorded a provision for uncollectible operating lease receivables of $1.0 million and $3.0 million, respectively.

At September 30, 2020, we had eight lessees, which leased a total of 16 aircraft, on non-accrual status, as we had determined that it was not probable that we would receive the economic benefits of the leases, principally due to (i) the lessees’ failure to pay rent and overhaul payments on a timely basis and (ii) the lessees’ financial condition. During the three months ended September 30, 2020, our operating lease revenue was reduced by $2.6 million attributable to the eight non-accrual lessees. During the nine months ended September 30, 2020, we recognized $34.2 million of operating lease revenue from these lessees. At September 30, 2019, we had two lessees, which leased a total of three aircraft, on non-accrual status. During the three and nine months ended September 30, 2019, we recognized $2.6 million and $9.0 million, respectively, of operating lease revenue from these lessees.

During the three months ended September 30, 2020, our operating lease revenue was reduced by $22.5 million with the placement of four lessees on non-accrual status in the third quarter of 2020, of which $7.3 million relates to prior periods.

During the nine months ended September 30, 2020, we executed agreements with 14 lessees to defer their rent payment obligations for 35 aircraft totaling $59.9 million due to us over the life of the leases. These deferrals are for an average of nine months with approximately half of the deferrals to be repaid by the end of 2021. We have also agreed to lease restructurings with certain of our lessees.

Presented below are the rent deferrals granted and scheduled deferral repayments as of September 30, 2020. There can be no assurance that our lessees will make their payments in accordance with the deferral terms during the expected repayment periods or at all.

	Rent Deferrals Granted	Scheduled Deferral Repayments
	(Dollars in thousands)
January 1 through September 30, 2020	$39,703	$1,620
October 1 through December 31, 2020	10,742	3,179
Year ending December 31, 2021	9,442	21,754
Thereafter	—	33,334
Total	$59,887	$59,887

We expect that we may grant additional payment deferrals and extend the periods of repayment, and if the financial conditions of our airline customers do not improve, we may agree to further accommodations with some of our lessees.

We therefore anticipate a continued decline in our cash rent collections and operating lease revenue as compared to the prior year periods for the remainder of 2020 and into 2021. For the three months ended September 30, 2020, we collected 53% of our pre-deferral contracted rent. For the three months ended June 30, 2020, we collected 47% of our pre-deferral contracted rent.

Rental income from aircraft and aircraft equipment is recognized on a straight-line basis over the initial term of the respective lease. Changes to the timing of cash rent receipts, such as under rent deferral arrangements, do not generally affect the total amount of consideration to be received under the lease and therefore do not typically impact revenue recognition, provided that we determine collection of rents is reasonably assured.

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Management’s discussion and analysis of operating results presented below pertain to the consolidated statements of income (loss) of Fly for the three and nine months ended September 30, 2020 and 2019.

Consolidated Statements of Income (Loss) for the three months ended September 30, 2020 and 2019

	Three months ended
	September 30, 2020	September 30, 2019
	(Dollars in thousands)
Revenues
Operating lease revenue	$59,259	$94,706
Finance lease revenue	137	153
Gain on sale of aircraft	—	38,934
Interest and other income	688	5,241
Total revenues	60,084	139,034

Expenses
Depreciation	32,589	33,881
Interest expense	24,381	33,580
Selling, general and administrative	7,656	8,013
Provision for uncollectible operating lease receivables	1,000	—
Loss (gain) on derivatives	(638)	2,537
Fair value loss on marketable securities	2,345	—
Loss on extinguishment of debt	—	1,620
Maintenance and other costs	1,188	623
Total expenses	68,521	80,254

Net income (loss) before provision (benefit) for income taxes	(8,437)	58,780
Provision (benefit) for income taxes	(370)	7,076
Net income (loss)	$(8,067)	$51,704

	Three months ended
	September 30, 2020	September 30, 2019	Increase/ (Decrease)
	(Dollars in thousands)
Operating lease revenue:
Operating lease rental revenue	$54,253	$96,084	$(41,831)
End of lease income	6,320	—	6,320
Amortization of lease incentives	(1,017)	(1,402)	385
Amortization of lease premium, discounts and other	(297)	24	(321)
Total operating lease revenue	$59,259	$94,706	$(35,447)

For the three months ended September 30, 2020, operating lease revenue totaled $59.3 million, a decrease of $35.4 million compared to the three months ended September 30, 2019. The decrease was primarily due to (i) a decrease of $22.8 million from lessees on non-accrual, (ii) a decrease of $18.5 million in lease revenue from aircraft sold in 2019 and 2020, (iii) a decrease of $4.7 million in lease revenue resulting from lease extensions, lease restructurings and remarketings, and (iv) a decrease of $2.1 million in lease revenue related to leases with floating rate rents. The decrease was partially offset by (i) an increase in lease revenue of $6.4 million from aircraft purchased in 2019 and 2020, and (ii) an increase of $6.3 million from end of lease income recognized. During the three months ended September 30, 2020, our operating lease revenue was reduced by $22.5 million with the placement of four lessees on non-accrual status in the third quarter of 2020, of which $7.3 million relates to prior periods.

We did not sell any aircraft during the three months ended September 30, 2020. During the three months ended September 30, 2019, we sold eight aircraft and recognized an aggregate gain on sale of aircraft of $38.9 million.

Index
Interest and other income totaled $0.7 million for the three months ended September 30, 2020, a decrease of $4.6 million compared to the three months ended September 30, 2019. The decrease was primarily due to lower interest earned on deposits in bank accounts and our unconsolidated subsidiary recognizing a gain on sale of its last aircraft during the third quarter of 2019.

Depreciation expense was $32.6 million for the three months ended September 30, 2020, a decrease of $1.3 million compared to the three months ended September 30, 2019. The decrease was primarily due to a reduction in depreciation on aircraft sold in 2019 and 2020 and stoppage of depreciation on aircraft classified as flight equipment held for sale in 2019. This decrease was partially offset by depreciation on aircraft acquired in 2019 and 2020.

Interest expense totaled $24.4 million for the three months ended September 30, 2020, a decrease of $9.2 million compared to the three months ended September 30, 2019. The decrease was primarily due to a reduction in interest resulting from debt repayments associated with aircraft sales and repayment of the Fly Acquisition III Facility in October 2019. The decrease was slightly offset by an increase in swap interest expense.

Selling, general and administrative expenses were $7.7 million for the three months ended September 30, 2020, a decrease of $0.4 million compared to the three months ended September 30, 2019. The decrease was primarily due to a decrease of $1.9 million in servicing and management fees paid to BBAM and our Manager due to a decrease in fleet size and rental revenue, partially offset by an increase of $0.9 million in realized and unrealized foreign currency losses and an increase of $0.5 million in general corporate costs.

During the three months ended September 30, 2020, we recorded a provision for uncollectible operating lease receivables of $1.0 million. We did not record any provision for uncollectible operating lease receivables during the three months ended September 30, 2019.

During the three months ended September 30, 2020, we recognized a gain on derivatives of $0.6 million due to the dedesignation event of our cross currency swap as a cash flow hedge, causing a portion of unrealized gain to be reclassified from accumulated other comprehensive income to the consolidated statements of income (loss). During the three months ended September 30, 2019, we recognized a loss on derivatives of $2.5 million, primarily due to interest rate swap contracts that no longer qualify for hedge accounting treatment due to debt repayments associated with aircraft sales and the early repayment of the Fly Acquisition III Facility.

For the three months ended September 30, 2020, we recognized an unrealized fair value loss on marketable securities of $2.3 million related to the write down of our equity certificates to estimated fair value. After the write-down, the carrying value of our investment in equity certificates was reduced to $3.2 million as of September 30, 2020. We expect the fair value of our investment in equity certificates to remain volatile while the COVID-19 pandemic continues to affect the market for such securities.

During the three months ended September 30, 2019, we incurred debt extinguishment costs totaling $1.6 million, of which $1.5 million were non-cash write-offs, due primarily to debt repayments associated with aircraft sales. We did not incur any debt extinguishment costs during the three months ended September 30, 2020.

Maintenance and other costs were $1.2 million for three months ended September 30, 2020, an increase of $0.6 million compared to the three months ended September 30, 2019. The increase was primarily due to an increase in aircraft redelivery and storage costs, offset slightly by a decrease in legal costs relating to aircraft repossession.

Benefit for income taxes was $0.4 million for the three months ended September 30, 2020, compared to provision for income taxes of $7.1 million for the three months ended September 30, 2019. We are tax resident in Ireland and expect to pay the corporation tax rate of 12.5% on trading income and 25.0% on non-trading income. Our effective tax rates were 4.4% and 12.0% for the three months ended September 30, 2020 and 2019, respectively. The difference between the statutory and effective tax rate in each period is primarily attributable to changes in valuation allowances and the amount of income earned by us in different tax jurisdictions. In addition, during the three months ended September 30, 2019, our expected Australian tax liability was reduced by $1.0 million.

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Consolidated Statements of Income for the nine months ended September 30, 2020 and 2019

	Nine months ended
	September 30, 2020	September 30, 2019
	(Dollars in thousands)
Revenues
Operating lease revenue	$225,816	$328,581
Finance lease revenue	423	469
Gain on sale of aircraft	31,717	82,632
Interest and other income	3,645	9,088
Total revenues	261,601	420,770

Expenses
Depreciation	96,197	108,769
Interest expense	76,820	107,198
Selling, general and administrative	22,413	26,173
Provision for uncollectible operating lease receivables	3,000	—
Loss (gain) on derivatives	(66)	2,809
Fair value loss on marketable securities	12,840	—
Loss on extinguishment of debt	850	5,330
Maintenance and other costs	3,404	2,846
Total expenses	215,458	253,125

Net income before provision for income taxes	46,143	167,645
Provision for income taxes	6,532	16,926
Net income	$39,611	$150,719

	Nine months ended
	September 30, 2020	September 30, 2019	Increase/ (Decrease)
	(Dollars in thousands)
Operating lease revenue:
Operating lease rental revenue	$219,631	$302,520	$(82,889)
End of lease income	8,974	30,387	(21,413)
Amortization of lease incentives	(2,334)	(4,353)	2,019
Amortization of lease premium, discounts and other	(455)	27	(482)
Total operating lease revenue	$225,816	$328,581	$(102,765)

For the nine months ended September 30, 2020, operating lease revenue totaled $225.8 million, a decrease of $102.8 million compared to the nine months ended September 30, 2019. The decrease was primarily due to (i) a decrease of $69.5 million in lease revenue from aircraft sold in 2019 and 2020, (ii) a decrease of $26.7 million from lessees on non-accrual, (iii) a decrease of $21.4 million from end of lease income recognized, (iv) a decrease of $5.6 million from lower lease rates on lease extensions, lease restructurings and remarketings, and (v) a decrease of $4.8 million in lease revenue related to leases with floating rate rents. The decrease was partially offset by (i) an increase in lease revenue of $23.7 million from aircraft purchased in 2019 and 2020 and (ii) a decrease of $2.0 million in lease incentive amortization.

During the nine months ended September 30, 2020, we sold six aircraft and two engines as a result of an aircraft part-out and recognized an aggregate gain on sale of aircraft of $31.7 million. During the nine months ended September 30, 2019, we sold 25 aircraft and recognized an aggregate gain on sale of aircraft of $82.6 million.

Interest and other income totaled $3.6 million for the nine months ended September 30, 2020, a decrease of $5.4 million compared to the nine months ended September 30, 2019. The decrease was primarily due to lower interest earned on deposits in bank accounts and our unconsolidated subsidiary recognizing a gain on sale of its last aircraft during the third quarter of 2019.

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Depreciation expense was $96.2 million for the nine months ended September 30, 2020, a decrease of $12.6 million compared to the nine months ended September 30, 2019. The decrease was primarily due to a reduction in depreciation on aircraft sold in 2019 and 2020 and stoppage of depreciation on aircraft classified as flight equipment held for sale in 2019. This decrease was partially offset by depreciation on aircraft acquired in 2019 and 2020.

Interest expense totaled $76.8 million for the nine months ended September 30, 2020, a decrease of $30.4 million compared to the nine months ended September 30, 2019. The decrease was primarily due to (i) a reduction in interest resulting from debt repayments associated with aircraft sales, redemption of the Securitization Notes in March 2019 and repayment of the Fly Acquisition III Facility in October 2019 and (ii) termination of the Fly Acquisition III Facility commitment fees upon expiry of the commitment period on February 26, 2019. The decrease was slightly offset by an increase in swap interest expense.

Selling, general and administrative expenses were $22.4 million for the nine months ended September 30, 2020, a decrease of $3.8 million compared to the nine months ended September 30, 2019. The decrease was primarily due to (i) a decrease of $4.3 million in servicing and management fees paid to BBAM and our Manager due to a decrease in fleet size and rental revenue, and (ii) a decrease of $0.6 million in legal fees relating to fleet activity. The decrease was partially offset by an increase of $0.9 million in realized and unrealized foreign currency losses.

During the nine months ended September 30, 2020, we recorded a provision for uncollectible operating lease receivables of $3.0 million. We did not record any provision for uncollectible operating lease receivables during the nine months ended September 30, 2019.

During the nine months ended September 30, 2019, we recognized a loss on derivatives of $2.8 million, primarily due to interest rate swap contracts that no longer qualify for hedge accounting treatment due to debt repayments associated with aircraft sales and the early repayment of the Fly Acquisition III Facility.

For the nine months ended September 30, 2020, we recognized an unrealized fair value loss on marketable securities of $12.8 million related to the write down of our equity certificates to estimated fair value. After the write-down, the carrying value of our investment in equity certificates was reduced to $3.2 million as of September 30, 2020. We expect the fair value of our investment in equity certificates to remain volatile while the COVID-19 pandemic continues to affect the market for such securities.

During the nine months ended September 30, 2020, we incurred debt extinguishment costs totaling $0.9 million due to debt repayments. During the nine months ended September 30, 2019, we incurred debt extinguishment costs totaling $5.3 million, of which $5.1 million were non-cash write-offs, due to (i) debt repayments associated with aircraft sales and (ii) the redemption of the Securitization Notes.

Maintenance and other costs were $3.4 million for nine months ended September 30, 2020, an increase of $0.6 million compared to the nine months ended September 30, 2019. The increase was primarily due to an increase in aircraft redelivery and storage costs, offset slightly by a decrease in legal costs relating to aircraft repossession.

Provision for income taxes was $6.5 million and $16.9 million for the nine months ended September 30, 2020 and 2019, respectively. We are tax resident in Ireland and expect to pay the corporation tax rate of 12.5% on trading income and 25.0% on non-trading income. Our effective tax rates were 14.2% and 10.1% for the nine months ended September 30, 2020 and 2019, respectively. The difference between the statutory and effective tax rate in each period is primarily attributable to changes in valuation allowances and the amount of income earned by us in different tax jurisdictions. During the nine months ended September 30, 2019, we also recorded a benefit for an interest payment made by a subsidiary that previously did not meet the recognition threshold. We utilized this benefit as group relief to offset income tax on repatriated earnings for which a deferred tax liability was previously recorded. In addition, during the nine months ended September 30, 2019, our expected Australian tax liability was reduced by $1.0 million.

Liquidity and Capital Resources

Overview

Our business is very capital intensive, requiring significant investment to maintain and expand our fleet. We have pursued a strategy of disciplined fleet growth. During the nine months ended September 30, 2020, we spent $73.3 million to acquire flight equipment. In 2019, we spent $331.5 million to acquire flight equipment.

Index
We also have pursued opportunistic aircraft sales to rejuvenate our fleet. During the nine months ended September 30, 2020, we sold six aircraft and two engines as the result of an aircraft part-out. In 2019, we sold 35 aircraft. Subsequent to September 30, 2020, we entered into agreements to sell two aircraft.

We finance our business with unrestricted cash, cash generated from flight equipment leases, aircraft sales and debt financings. At September 30, 2020, we had $285.1 million of unrestricted cash.

In recent years, our debt financing strategy has been to diversify our lending sources and to utilize both secured and unsecured debt financing. Unsecured borrowings provide us with greater operational flexibility. Secured, recourse debt financing enables us to take advantage of favorable pricing and other terms compared to secured non-recourse debt, which we also continue to utilize.

Our 2021 Notes will mature on October 15, 2021. Subsequent to September 30, 2020, we repurchased $103.0 million of our 2021 Notes in private transactions. Subject to market conditions, we plan to make additional repurchases and redeem the remaining principal balance of the 2021 Notes in advance of their maturity date.

On October 15, 2020, we consummated the 2020 Term Loan, a $180.0 million secured term loan with a consortium of lenders. The 2020 Term Loan will mature on the earlier of (i) October 15, 2025 and (ii) the date falling 30 days prior to the maturity of our 2024 Notes if not redeemed. The 2020 Term Loan was issued at a discount of 4.5%. The 2020 Term Loan bears interest at LIBOR plus a margin of 6.00%, with a LIBOR floor of 1.00% and requires quarterly principal payments of 1.25% of the original loan amount. We expect to receive proceeds from the 2020 Term Loan, net of issue discount and expenses, in the amount of $169.2 million in the fourth quarter of 2020. The proceeds will be used for general corporate purposes, including the repayment of debt.

The 2020 Term Loan will be secured by 11 aircraft, including seven aircraft which had previously been secured by our 2012 Term Loan and four unencumbered aircraft. We were not required to repay any debt associated with those seven aircraft and they have been removed from the collateral pool associated with the 2012 Term Loan.

Following completion of the financing of the collateral pool under the 2020 Term Loan and the anticipated transfers of certain unencumbered aircraft into the 2012 Term Loan, we will have a total of nine unencumbered aircraft with a net book value at September 30, 2020 of approximately $200.0 million.

Our sources of operating cash flows are principally management fees, distributions and interest payments made to us by our subsidiaries. These payments by our subsidiaries may be restricted by applicable local laws and debt covenants.

We cannot predict the full extent to which COVID-19 will adversely impact our business, results of operations, financial condition, cash flows and growth prospects. The ultimate impact of COVID-19 will depend on certain developments, including, among others, the impact of the pandemic on our lessees and the magnitude and duration of the crisis. The longer the pandemic persists, the more material the ultimate effects are likely to be. The COVID-19 pandemic has already negatively impacted the financial health of airlines and has led some airlines to enter bankruptcy proceedings. We have agreed with many of our lessees to defer their payment obligations to us under their leases or other lease restructurings. There can be no assurance that our lessees will make their payments in accordance with the deferral terms during the expected repayment periods or at all. We may also experience lessee defaults, requiring us to repossess and remarket or dispose of aircraft or engines earlier than anticipated. The return condition of the repossessed aircraft may not be as expected and we may incur unexpected maintenance costs associated with bringing the aircraft to airworthiness.

In addition, the demand for leased aircraft and engines is severely constrained. This supply and demand imbalance is likely to depress lease rates for, and the value of, the aircraft and engines in our portfolio. We may be unable to remarket or sell aircraft or engines timely and on terms favorable to us, or at all, which could result in significant storage, maintenance and reconfiguration expenses, and loss of revenues, which may have a material adverse effect on our business, results of operations, financial condition and cash flows.

However, we continue to expect that funds we receive from our subsidiaries, together with our cash on hand, cash from operations, and cash from financing activities will satisfy our liquidity needs through at least the next twelve months.

Our liquidity plans are subject to a number of risks and uncertainties, including those described under Item 3 “Key Information — Risk Factors” of our 2019 Annual Report and Item 1A. Risk Factors of this report.

Cash Flows for the nine months ended September 30, 2020 and 2019

We generated cash from operations of $87.1 million and $190.3 million for the nine months ended September 30, 2020 and 2019, respectively, a decrease of $103.2 million.

Index
Cash provided by investing activities was $68.9 million and $525.1 million for the nine months ended September 30, 2020 and 2019, respectively. During the nine months ended September 30, 2020, we used $74.1 million of cash to purchase flight equipment. During the nine months ended September 30, 2020, we sold six aircraft and two engines as the result of an aircraft part-out for net cash proceeds of $160.3 million. During the nine months ended September 30, 2019, we used $114.8 million of cash to purchase flight equipment and $7.4 million to purchase equity certificates. During the nine months ended September 30, 2019, we sold 25 aircraft for net cash proceeds of $651.5 million. Payments for aircraft improvement totaled $15.3 million and $3.1 million for the nine months ended September 30, 2020 and 2019, respectively.

Cash used in financing activities for the nine months ended September 30, 2020 and 2019 totaled $187.0 million and $474.8 million, respectively. During the nine months ended September 30, 2020, we (i) made repayments on our secured borrowings totaling $191.7 million, largely in connection with aircraft sales and (ii) used $6.5 million to repurchase 417,341 shares. These payments were partially offset by (i) security deposit receipts from our lessees of $4.0 million and (ii) net maintenance reserve receipts of $7.3 million. During the nine months ended September 30, 2019, we (i) made repayments on our secured borrowings totaling $474.7 million largely in connection with aircraft sales and (ii) used $32.8 million to repurchase 2,010,437 shares. These payments were partially offset by net maintenance reserve receipts of $33.7 million.

Maintenance Cash Flows

Under our leases, the lessee is generally responsible for maintenance and repairs, airframe and engine overhauls, and compliance with return conditions of aircraft on lease. In connection with the lease of a used aircraft we may agree to contribute additional amounts to the cost of certain major overhauls or modifications, which usually reflect the usage of the aircraft prior to the commencement of the lease. In many cases, we also agree to share with our lessees the cost of compliance with airworthiness directives. We are not obligated to pay maintenance claims submitted by lessees who are in default under their lease agreement.

We generally expect that the aggregate maintenance reserve and lease end adjustment payments we receive from lessees will meet the aggregate maintenance contributions and lease end adjustment payments that we will be required to make. During the nine months ended September 30, 2020, we received $17.4 million of maintenance payments from lessees and made maintenance payment disbursements of $10.1 million.

Share Repurchases

In August 2019, our board of directors approved a $50.0 million share repurchase program which expired in September 2020. Under this program, Fly was able to make share repurchases from time to time in the open market or in privately negotiated transactions. During the nine months ended September 30, 2020, we repurchased 417,341 shares at an average price of $15.57 per share, or $6.5 million, before commissions and fees.

Financing

We finance our business with unsecured and secured borrowings. As of September 30, 2020, we were not in default under any of our borrowings.

Unsecured Borrowings

On October 3, 2014, we sold $325.0 million aggregate principal amount of unsecured 6.375% Senior Notes due 2021 (the “2021 Notes”). On October 16, 2017, we sold $300.0 million aggregate principal amount of unsecured 5.250% Senior Notes due 2024 (the “2024 Notes”).

The 2021 Notes and 2024 Notes are senior unsecured obligations of ours and rank pari passu in right of payment with any existing and future senior unsecured indebtedness of ours. The 2021 Notes have a maturity date of October 15, 2021 and the 2024 Notes have a maturity date of October 15, 2024.

Interest on the 2021 Notes and 2024 Notes is payable semi-annually on April 15 and October 15 of each year. As of September 30, 2020 and December 31, 2019, accrued interest on unsecured borrowings totaled $16.8 million and $7.7 million, respectively.

Pursuant to the indentures governing the 2021 Notes and 2024 Notes, we are subject to restrictive covenants which relate to dividend payments, incurrence of debt and issuance of guarantees, incurrence of liens, repurchases of common shares, investments, disposition of aircraft, consolidation, merger or sale of our company and transactions with affiliates. We are also subject to certain operating covenants, including reporting requirements. Our failure to comply with any of the covenants under the indentures governing the 2021 Notes or 2024 Notes could result in an event of default which, if not cured or waived, may result in the acceleration of the indebtedness thereunder and other indebtedness containing cross-default or cross-acceleration provisions. Certain of these covenants will be suspended if the 2021 Notes or 2024 Notes obtain an investment grade rating.

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Secured Borrowings

As of September 30, 2020, we had $1.5 billion principal amount outstanding on our secured borrowings.

We are subject to restrictive covenants under our secured borrowings which relate to the incurrence of debt, issuance of guarantees, incurrence of liens or other encumbrances, the acquisition, substitution, disposition and re-lease of aircraft, maintenance, registration and insurance of our aircraft, restrictions on modification of aircraft and capital expenditures, and requirements to maintain concentration limits.

Our loan agreements include events of default that are customary for these types of secured borrowings. Our failure to comply with any restrictive covenants, or any other operating covenants, may trigger an event of default under the relevant loan agreement. In addition, certain of our loan agreements contain cross-default provisions that could be triggered by a default under another loan agreement.

Securitization Notes

On March 14, 2019, B&B Air Funding redeemed all remaining aircraft lease-backed Class G-1 notes (the “Securitization Notes”) issued on October 2, 2007 and with an original maturity date of November 14, 2033, in the aggregate principal amount then-outstanding of $63.8 million. In connection with the redemption, we expensed approximately $1.9 million of debt extinguishment costs.

Nord LB Facility

As of September 30, 2020, we had $62.2 million principal amount outstanding under our non-recourse debt facility with Norddeutsche Landesbank Gironzentrale (the “Nord LB Facility”), which was secured by three aircraft. The Nord LB Facility is structured with loans secured by each aircraft individually. The loans are cross-collateralized and contain cross-default provisions. Borrowings are secured by Fly’s equity interests in the aircraft owning subsidiaries, the related leases, and certain deposits.

The loans under the Nord LB Facility bear interest at one-month LIBOR plus a margin of 1.85% until the maturity date of May 14, 2021. As of September 30, 2020 and December 31, 2019, the blended weighted average interest rate for the facility was 2.00% and 3.59%, respectively, excluding the amortization of debt discounts and debt issuance costs.

Under the terms of the Nord LB Facility, we apply 95% of lease rentals collected towards interest and principal. If no lease rental payments are collected in the applicable period for any financed aircraft, then no payment is due under the loan associated with that aircraft during such period. Any unpaid interest increases the principal amount of the associated loan.

In the event we sell any of the financed aircraft, substantially all sale proceeds (after payment of certain expenses) must first be used to repay the debt associated with such aircraft and then to repay the outstanding amounts which finance the remaining aircraft. In addition, any maintenance reserve amounts retained by us will be used to prepay the Nord LB Facility, provided such reserves are not required for future maintenance of such aircraft.

2012 Term Loan

As of September 30, 2020, we had $368.6 million principal amount outstanding under our senior secured term loan (the “2012 Term Loan”), which was secured by 30 aircraft. Fly has guaranteed all payments under the 2012 Term Loan. The maturity date of the 2012 Term Loan is August 9, 2025. The 2012 Term Loan can be prepaid in whole or in part at par.

The 2012 Term Loan bears interest at three-month LIBOR plus a margin of 1.75%. The weighted average interest rate on all outstanding amounts was 3.35% and 4.15% as of September 30, 2020 and December 31, 2019, respectively, excluding the amortization of debt discounts and debt issuance costs.

The 2012 Term Loan requires that we maintain a maximum loan-to-value ratio (“LTV”) of 70.0% based on the lower of the mean or median of half-life adjusted base values of the financed aircraft as determined by three independent appraisers on a semi-annual basis. The 2012 Term Loan also includes certain customary covenants, including reporting requirements and maintenance of credit ratings.

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2020 Term Loan

On October 15, 2020, we entered into a $180.0 million senior secured term loan (the "2020 Term Loan") with a consortium of lenders. The 2020 Term Loan will mature on the earlier of (i) October 15, 2025 and (ii) the date falling 30 days prior to the maturity of the 2024 Notes if not redeemed. The 2020 Term Loan was issued at a discount of 4.5%. The 2020 Term Loan bears interest at LIBOR plus a margin of 6.00%, with a LIBOR floor of 1.00% and requires quarterly principal payments of 1.25% of the original loan amount. The 2020 Term Loan can be prepaid in whole or in part on or after October 15, 2021 without any prepayment premium. We have guaranteed the 2020 Term Loan.

The 2020 Term Loan will be secured by 11 aircraft, including seven aircraft which had previously been secured by the 2012 Term Loan and four unencumbered aircraft. We were not required to repay any debt associated with those seven aircraft and they have been removed from the collateral pool associated with the 2012 Term Loan.

The 2020 Term Loan includes certain customary covenants, including reporting requirements, maintenance of credit ratings and maintenance of insurance. In addition, we are required to maintain a minimum liquidity level of at least $100 million for as long as the 2021 Notes remain outstanding, the failure of which will result in a step-up in margin by 2.00% per annum.  The aggregate principal amount outstanding as measured on a quarterly basis must not exceed 70.0% of the lower of the mean or median of the half-life adjusted base values of the financed aircraft, as determined by three independent appraisers (the “LTV Test”). We are required to seek new appraisals semi-annually.

Upon the sale of an aircraft, we may substitute aircraft into the 2020 Term Loan subject to certain conditions. The substitute aircraft must have an appraised value equal to or greater than the aircraft removed from the 2020 Term Loan. In addition, we must be in compliance with specified concentration limits, including aircraft type, geographic and lessee concentration limits, as well as the LTV Test after such sale, removal or substitution.

Magellan Acquisition Limited Facility

As of September 30, 2020, we had $258.8 million principal amount outstanding in loans and notes under our term loan facility (the “Magellan Acquisition Limited Facility”), which was secured by nine aircraft. Fly has guaranteed all payments under this facility. The Magellan Acquisition Limited Facility has a maturity date of December 8, 2025.

The interest rate on the loans is based on one-month LIBOR plus an applicable margin of 1.65% per annum. The interest rate on the notes is a fixed rate of 3.93% per annum. The weighted average interest rate on all outstanding amounts was 3.95% and 4.11% as of September 30, 2020 and December 31, 2019, excluding the amortization of debt discounts and debt issuance costs.

The facility contains financial and operating covenants, including a covenant that Fly maintain a tangible net worth of at least $325.0 million, as well as customary reporting requirements. The borrower is required to maintain (i) an interest coverage ratio and (ii) a LTV of (a) 75% through December 8, 2020, (b) 70% from December 9, 2020 through December 8, 2022, (c) 65% from December 9, 2022 through December 8, 2024 and (d) 60% thereafter. The LTV is based on the lower of the average half-life adjusted current market value and base value of all aircraft financed under the facility as determined by three independent appraisers on an annual basis. Upon the occurrence of certain conditions, including a failure by Fly to maintain a minimum liquidity of at least $25.0 million, the borrower will be required to deposit certain amounts of maintenance reserves and security deposits received into pledged accounts. Also, upon the occurrence of a breach of the interest coverage ratio, all cash collected will be applied to repay the outstanding principal balance of the loans and notes until such breach is cured.

Fly Acquisition III Facility

On October 22, 2019, we paid in full the outstanding principal balance under a revolving credit facility (the “Fly Acquisition III Facility”) with an original maturity date of February 26, 2022. We had paid commitment fees of 0.50% to 0.75% per annum to the lenders on the undrawn amount of their commitments during the availability period under the Fly Acquisition III Facility, which expired on February 26, 2019.

The interest rate under the facility was based on one-month LIBOR plus an applicable margin of (i) 2.00% through February 26, 2019 and (ii) 2.50%, from February 27, 2019 through the repayment date of the facility.

Fly Aladdin Acquisition Facility

As of September 30, 2020, we had an aggregate of $235.3 million principal amount outstanding of Series B loans under our term loan facility (the “Fly Aladdin Acquisition Facility”), which were secured by 14 aircraft. Series B loans have a maturity date of June 15, 2023. During the nine months ended September 30, 2019, we repaid Series A loans in full and a portion of Series B loans and expensed approximately $2.0 million of debt extinguishment costs.

The interest rate on Series B loans is based on three-month LIBOR, plus an applicable margin of 1.80% per annum. The weighted average interest rate on all outstanding amounts was 4.83% and 4.85% as of September 30, 2020 and December 31, 2019, respectively, excluding the amortization of debt discounts and debt issuance costs. We make scheduled quarterly payments of principal and interest on the loans in accordance with a fixed amortization schedule.

Borrowings are secured by the aircraft and related leases, and the equity and beneficial interests in the aircraft owning and leasing subsidiaries. In addition, Fly has provided a guaranty of certain of the representations, warranties and covenants under the Fly Aladdin Acquisition Facility (including, without limitation, the borrowers’ special purpose covenants), as well as the obligations, upon the occurrence of certain conditions, to deposit maintenance reserves and security deposits received into pledged accounts.

The facility contains operating covenants, including covenants that the borrowers maintain a (i) debt service coverage ratio and (ii) LTV ratio of (a) 68% through December 14, 2020, (b) 65% from December 15, 2020 through June 14, 2021, (c) 63.5% from June 15, 2021 through December 14, 2021, (d) 62% from December 15, 2021 through June 14, 2022, (e) 60% from June 15, 2022 through December 14, 2022 and (f) 58% thereafter. The LTV is based on the average of the half-life adjusted current market value of all financed aircraft as determined by three independent appraisers on a semi-annual basis.

Upon the occurrence of certain events, including a breach of the debt service coverage ratio continuing for two consecutive quarterly payment dates, Fly will be required to deposit, or cause the borrowers to deposit, all maintenance reserves and security deposits received under the associated leases into pledged accounts. Also, upon the occurrence of a breach of the LTV ratio and certain other events, all cash collected will be applied to repay the outstanding principal balance of Series B loans until such breach is cured. The LTV ratio was breached in the third quarter of 2020. As a consequence of entering into deferral agreements with our lessees, in the fourth quarter of 2020, the debt service coverage ratio was breached for two consecutive quarterly payment dates, requiring us to deposit approximately $7.6 million in cash maintenance reserves and security deposits received under the associated leases into pledged accounts.

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Fly Aladdin Engine Funding Facility

As of September 30, 2020, we had $41.2 million principal amount outstanding under a term loan facility (the “Fly Aladdin Engine Funding Facility”), which was secured by seven engines. Fly has guaranteed all payments under this facility. The loans have maturity dates ranging from December 31, 2021 to April 30, 2022.

The interest rates for the borrowings range from 4.94% to 4.96% per annum, per engine. The weighted average interest rate on all outstanding amounts was 4.95% as of each of September 30, 2020 and December 31, 2019, excluding the amortization of debt discounts and debt issuance costs. We are required to make scheduled monthly payments of principal and interest in accordance with an amortization schedule.

The loans are secured by the engines and related leases and our equity and beneficial interests in the engine owning entities. The Fly Aladdin Engine Funding Facility contains customary covenants, including various reporting requirements. A violation of any of these covenants could result in a default under the Fly Aladdin Engine Funding Facility.

Other Aircraft Secured Borrowings

We have entered into other aircraft secured borrowings to finance the acquisition of aircraft, one of which is denominated in Euros. As of September 30, 2020, we had $560.5 million principal amount outstanding of other aircraft secured borrowings, which were secured by 13 aircraft. Of this amount, $286.9 million was recourse to Fly. The weighted average interest rate on all outstanding amounts was 3.22% and 4.07% as of September 30, 2020 and December 31, 2019, respectively, excluding the amortization of debt discounts and debt issuance costs.

These borrowings are structured as individual loans secured by pledges of our rights, title and interests in the financed aircraft and leases. In addition, Fly may provide guarantees of its subsidiaries’ obligations under certain of these loans and may be subject to financial and operating covenants in connection therewith. One aircraft secured borrowing with a scheduled maturity date in December 2020 has been extended for 90 days. The maturity dates of other aircraft secured borrowings range from March 2021 to June 2028.

Capital Expenditures

During nine months ended September 30, 2020, we purchased flight equipment for an aggregate of $73.3 million.

We expect to make capital expenditures from time to time in connection with improvements to our aircraft. These expenditures include the cost of major overhauls and modifications. In general, the costs of operating an aircraft, including capital expenditures, increase with the age of the aircraft. As of September 30, 2020, the weighted average age of our portfolio was 8.3 years.

On February 28, 2018, we agreed to acquire 21 Airbus A320neo family aircraft to be leased to AirAsia Group Berhad and its affiliated airlines as the aircraft deliver from the manufacturer. The first of these aircraft was delivered in the fourth quarter of 2019. We also acquired options to purchase up to 20 Airbus A320neo family aircraft, not subject to lease (“Portfolio C”). We did not exercise our options with respect to any of the Portfolio C aircraft delivering in 2019. In August 2019, we exercised options with respect to eight Portfolio C aircraft to be delivered in 2020 and 2021. We have options remaining to purchase up to nine Portfolio C aircraft delivering between 2021 and 2025. Due to the impact of COVID-19, we expect that the delivery of the Portfolio B and Portfolio C aircraft will be delayed, and that no aircraft will deliver under these agreements in the next 12 months. We expect to fund aircraft acquisitions using cash on hand and secured borrowings.

Inflation

The effects of inflation on our operating expenses have been minimal. We do not consider inflation to be a significant risk to direct expenses in the current economic environment.

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Item 3.	Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Interest rate risk is the exposure to loss resulting from changes in the level of interest rates and the spread between different interest rates. Interest rate risk is highly sensitive due to many factors, including U.S. monetary and tax policies, U.S. and international economic factors and other factors beyond our control. We are exposed to changes in the level of interest rates and to changes in the relationship or spread between interest rates. Our primary interest rate exposures relate to our lease agreements and our floating rate debt obligations. As of September 30, 2020, we had 79 lease agreements and seven engine lease agreements. 80 of these lease agreements had fixed lease rates and six had floating lease rates based on LIBOR. Our floating rate indebtedness requires payments based on a variable interest rate index such as LIBOR. Therefore, increases in interest rates may reduce our net income by increasing the cost of our debt without any corresponding proportional increase in rents or cash flow from our leases.

We have entered into interest rate swap contracts to mitigate the interest rate fluctuation risk associated with our debt. We expect that these interest rate swap contracts will significantly reduce the additional interest expense that would be caused by an increase in variable interest rates.

Sensitivity Analysis

The following discussion about the potential effects of changes in interest rates is based on a sensitivity analysis, which models the effects of hypothetical interest rate shifts on our financial condition and results of operations. A sensitivity analysis is constrained by several factors, including the necessity to conduct the analysis based on a single point in time and by the inability to include the complex market reactions that normally would arise from the market shifts. Although the following results of a sensitivity analysis for changes in interest rates may have some limited use as a benchmark, they should not be viewed as a forecast. This hypothetical disclosure also is selective in nature and addresses only the potential impacts on our financial instruments and our variable rate leases. It does not include a variety of other potential factors that could affect our business as a result of changes in interest rates.

Assuming we do not hedge our exposure to interest rate fluctuations, a hypothetical 100 basis-point increase or decrease in our variable interest rates would have increased or decreased our interest expense by $12.6 million on an annualized basis. A hypothetical 100 basis-point increase would have increased our revenues by $3.7 million on an annualized basis. A hypothetical 100 basis-point decrease would have decreased our revenues by $1.3 million on an annualized basis.

The fair value of our interest rate swap contracts is affected by changes in interest rates and credit risk of the parties to the swap. We determine the fair value of our derivative instruments using a discounted cash flow model which incorporates an assessment of the risk of non-performance by the swap counterparty and an evaluation of Fly’s credit risk in valuing derivative liabilities. The valuation model uses various inputs including contractual terms, interest rate curves, credit spreads, and measures of volatility. Changes in the fair value of a derivative that is designated and qualifies as an effective cash flow hedge are recorded in accumulated other comprehensive income (loss), net of tax, until earnings are affected by the variability of cash flows of the hedged item. Any derivative gains and losses that do not qualify for hedge accounting treatment are recognized directly into income (loss). As of September 30, 2020, the fair value of our interest rate swap derivative liabilities, excluding accrued interest, was $48.0 million. A 100 basis-point increase in the interest rate would reduce the fair value of our derivative liabilities by approximately $20.5 million. A 100 basis-point decrease in the interest rate would increase the fair value of our derivative liabilities by approximately $21.5 million.

Foreign Currency Exchange Risk

We receive substantially all of our revenue in U.S. Dollars. We have two leases pursuant to which we receive a portion of the rent amount in Euros. For these leases, a 10% increase or decrease in the Euro to U.S. Dollar exchange rate would increase or decrease the annual rental revenue by $1.2 million.

In 2018, we entered into a cross currency swap contract to mitigate our exposure to foreign currency exchange fluctuations in conjunction with one of these leases. As of September 30, 2020, the fair value of our cross currency swap derivative asset was $4.2 million. A 10% increase or decrease in the Euro to U.S. Dollar exchange rate would decrease or increase the fair value of our derivative asset by approximately $4.7 million, respectively.

As of September 30, 2020, we had one aircraft secured borrowing denominated in Euros. During the nine months ended September 30, 2020, we recorded an unrealized foreign currency exchange loss of $0.7 million associated with this borrowing, resulting primarily from a decrease in value of the U.S. Dollar relative to the Euro. A 10% increase or decrease in the Euro to U.S. Dollar exchange rate on the Euro denominated borrowing at September 30, 2020 would have resulted in a $1.5 million unrealized foreign exchange loss or gain, respectively.

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We pay substantially all of our expenses in U.S. Dollars. However, we incur some of our expenses in other currencies, primarily the Euro. Changes in the value of the U.S. Dollar relative to the Euro and other currencies may increase the U.S. Dollar cost to us to pay such expenses. The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations. Volatility in foreign exchange rates could have a material impact on our results of operations.

Item 4.	Controls and Procedures

Not applicable.

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PART II — OTHER INFORMATION

Item 1.	Legal Proceedings

We are not currently a party to any litigation or other legal proceeding that may have a material adverse impact on our business or operations. However, we are and may continue to be subject to various claims and legal actions arising in the ordinary course of business.

Item 1A.	Risk Factors

The information under “Risk Factors” under the heading Item 3. “Key Information” in our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the SEC on February 28, 2020, includes a discussion of our risk factors. The information presented below updates, and should be read in conjunction with, the risk factors and information disclosed in our Form 20-F. Except as presented below, there have been no material changes from the risk factors described in our Form 20-F. Capitalized terms used below but not defined herein have the meaning given to such terms in our Form 20-F.

Our Form 20-F is accessible on the SEC’s website at www.sec.gov as well as our website at www.flyleasing.com. The information on our website or that can be accessed through our website neither constitutes a part of this interim report nor is incorporated by reference herein.

The COVID-19 pandemic and measures implemented in response to the pandemic may have a material adverse effect on us. The longer the pandemic persists, the more material the ultimate effects are likely to be. It is likely that there will be negative effects that we cannot presently predict, including near term effects, which may have a material adverse effect on our business, results of operations, financial condition, cash flows and growth prospects.

On January 30, 2020, the spread of COVID-19 was declared a Public Health Emergency of International Concern by the World Health Organization (“WHO”), and on March 11, 2020, the WHO characterized the COVID-19 outbreak as a pandemic. The COVID-19 pandemic and the measures governments and private parties have implemented in response to the pandemic, including travel restrictions, quarantines, shelter-in-place or total lock-down orders, social distancing measures, and other business limitations and shutdowns, have caused significant economic disruption and have had, and are likely to continue to have, a material adverse effect on the demand for worldwide air travel, the airline industry and demand for commercial jet aircraft globally, all of which have had and likely will continue to have an adverse effect on our business, results of operations, financial condition, cash flows and growth prospects. The longer the COVID-19 pandemic persists, the more material the ultimate effects are likely to be. It is likely that there will be negative effects that we cannot presently predict, which may have a material adverse effect on us.

Airlines around the world have experienced a material decline in demand for their services as well as materially increased cancellations for pre-paid trips compared to historic norms, which is having, and is likely to continue to have, a material adverse effect on our lessees’ ability to fulfill their obligations under their leases to us. Moreover, governments around the world have implemented restrictions on air travel and may implement additional restrictions and other measures dissuading air travel in the future as a result of the pandemic, worsening the negative effects of the COVID-19 pandemic on the airline industry, our lessees and us.

During the nine months ended September 30, 2020, we executed agreements with 14 lessees to defer their rent payment obligations for 35 aircraft totaling $59.9 million due to us over the life of the leases. These deferrals are for an average of nine months with approximately half of the deferrals to be repaid by the end of 2021. We have also agreed to lease restructurings with certain of our lessees.

Presented below are the rent deferrals granted and scheduled deferral repayments as of September 30, 2020. There can be no assurance that our lessees will make their payments in accordance with the deferral terms during the expected repayment periods or at all.

	Rent Deferrals Granted	Scheduled Deferral Repayments
	(Dollars in thousands)
January 1 through September 30, 2020	$39,703	$1,620
October 1 through December 31, 2020	10,742	3,179
Year ending December 31, 2021	9,442	21,754
Thereafter	—	33,334
Total	$59,887	$59,887

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We expect that we may grant additional payment deferrals and extend the periods of repayment, and if the financial conditions of our airline customers do not improve, we may agree to further accommodations with some of our lessees.

We therefore anticipate a continued decline in our cash rent collections and operating lease revenue for the remainder of 2020 and into 2021. For the three months ended September 30, 2020, we collected 53% of our pre-deferral contracted rent.

If we determine that the collectability of lessee rental payments, including those subject to deferral agreements, is not reasonably assured, our results of operations will be negatively affected. Rental income from aircraft and aircraft equipment is recognized on a straight-line basis over the initial term of the respective lease, and changes to the timing of cash rent receipts, such as under rent deferral arrangements, do not typically impact revenue recognition provided that we determine collection of rents is reasonably assured. However, if we determine that collection is not reasonably assured, we are required to recognize rental revenues using a cash rather than an accrual accounting method. Under the cash method, we recognize revenue based on the lesser of the straight-line rental income or the lease payments collected from the lessee, including security deposit amounts held.

During the three months ended September 30, 2020, our operating lease revenue was reduced by $22.5 million with the placement of four lessees on non-accrual status in the third quarter of 2020, of which $7.3 million relates to prior periods. In addition, as of September 30, 2020, we had recorded a general provision for uncollectible operating lease receivables of $3.0 million. Placing additional lessees on non-accrual status or recording further provisions for uncollectible operating lease receivables could materially reduce our reported revenue and net income and negatively impact our financial condition.

In addition to deferrals of lease rents, the significant decline in air travel has resulted in decreased usage of our aircraft by lessees, which is likely to reduce future supplemental maintenance rent and end-of-lease compensation payable to us. Reductions in such payments would adversely affect our cash flows and may adversely affect our results of operations.

We expect that, even under current market conditions, our liquidity is sufficient to satisfy our anticipated operational and other business needs over the next 12 months, and that we will not suffer a default or event of default under any of our indebtedness.

As a consequence of entering into deferral agreements with our lessees, we have made and expect that we will continue to make principal and interest payments under certain secured borrowings from operating cash. In addition, in the fourth quarter of 2020, we have deposited approximately $7.6 million in cash maintenance reserves and security deposits into pledged accounts associated with aircraft financed under the Fly Aladdin Acquisition Facility.

We have borrowed additional secured, recourse indebtedness to support our liquidity position during the COVID-19 pandemic, which may exacerbate the risks identified in the “Risk Factors” section of our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the SEC on February 28, 2020, including those set forth under the heading “—Risks Related to our Indebtedness”. On October 15, 2020, through a wholly-owned subsidiary, we entered into a $180 million senior secured term loan (the "2020 Term Loan") with a consortium of lenders, as described in greater detail in our Report of Foreign Private Issuer on Form 6-K, dated October 15, 2020. We expect to receive proceeds from the 2020 Term Loan, net of issue discount and expenses, in the amount of $169.2 million in the fourth quarter of 2020. The 2020 Term Loan is guaranteed by us.

We have experienced and may continue to experience lessee defaults as a result of the effects of the COVID-19 pandemic on our lessees, requiring us to repossess and remarket or dispose of aircraft or engines earlier than anticipated. The costs of repossession have increased in the current environment. Even if we are successful in repossessing aircraft, we may not be able to export or deregister the aircraft promptly or may otherwise incur unexpected maintenance or storage costs associated with repossessed aircraft that we are unable to place with another operator. Lessee defaults and related expenses could result in significant expenses and loss of revenues, which may have a material adverse effect on our business, results of operations, financial condition and cash flows.

Further, as of September 30, 2020, 26 airlines globally had initiated bankruptcy or similar proceedings, and current market conditions have increased the likelihood that other airlines will experience bankruptcy. In June 2020, one of our lessees, Aeromexico entered bankruptcy proceedings and rejected its lease of our aircraft. The rejection of our aircraft, especially older aircraft, in bankruptcy or similar proceedings increases the likelihood that we may recognize impairment charges with respect to such aircraft. In addition, any bankruptcy, insolvency, reorganization or other restructuring of our lessees may result in the grounding of our aircraft, negotiating reductions in lease rentals or lease restructurings or rejection of our leases, all of which could drive potential impairment, depress aircraft market value and adversely affect our ability to timely re-lease or sell aircraft at favorable rates, if at all.

In addition, in response to the effects that the COVID-19 pandemic is having on airlines globally, many airlines have incurred and may continue to incur significant amounts of indebtedness. If our customers’ liquidity is materially diminished as a result of market conditions or their increased debt service obligations, they might not be able to timely meet their payment obligations under our leases or fulfill their other contractual commitments to us.

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Under current market conditions, demand for leased aircraft and engines is severely constrained. This supply and demand imbalance is likely to depress lease rates for, and the value of, the aircraft and engines in our portfolio. We may be unable to remarket or sell aircraft or engines timely and on terms favorable to us, or at all, which could result in significant storage, maintenance and reconfiguration expenses, and loss of revenue, which may have a material adverse effect on our business, results of operations, financial condition and cash flows.

The effects of the COVID-19 pandemic on airlines’ demand for new aircraft and engines and on the ability of manufacturers to supply new aircraft and engines may have a material adverse effect on our results of operations and our growth prospects. Boeing and Airbus have reported customer order cancellations and deferrals, as well as delivery delays, due to the impact of COVID-19. We expect that the deliveries of the Portfolio B and Portfolio C aircraft which we agreed to acquire in connection with the AirAsia transactions will be delayed, and that no aircraft will deliver under these agreements in the next twelve months. These delivery delays have adversely impacted our results of operations and further delays with these deliveries or further adverse impacts of COVID-19 upon sale-and-leaseback opportunities with other airlines may have a material adverse effect on our results of operations and growth prospects.

Additionally, the COVID-19 pandemic has led our Servicer to adopt remote working arrangements (which continue to remain in place for the principal offices of Fly and BBAM), and it is possible that such changes, or other new processes, procedures or controls that we adopt in response to the COVID-19 pandemic, may negatively affect our operations or internal controls over financial reporting. We also depend on certain key officers and employees, and should any of them become ill and unable to work, it could impact our productivity and business continuity.

The ultimate impact COVID-19 may have on our operational and financial performance is currently uncertain and will depend on the impact of COVID-19 on airlines worldwide, including our customers, the duration and spread of the pandemic, the impact of COVID-19 on overall long-term demand for air travel, and other factors that we cannot predict. For example, we are unable to predict whether the COVID-19 pandemic will result in permanent changes to the airline industry, with such changes including but not limited to, a permanent reduction in passenger air travel demand as a result of increased usage of "virtual" and "teleconferencing" products as a substitute for business travel and more broadly a general reluctance to travel by consumers, each of which could have a material impact on the airline industry, our lessees, and our business.

All of the foregoing may have a material adverse effect on our business, results of operations, financial condition, cash flows and growth prospects. In addition, to the extent that the COVID-19 pandemic adversely affects our business, it also may have the effect of exacerbating the risks identified in the “Risk Factors” section of our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the SEC on February 28, 2020, including those set forth under the heading “—Risks Related to our Business.”

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3.	Defaults Upon Senior Securities

None.

Item 4.	Mine Safety Disclosures

None.

Item 5.	Other Information

None.

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Item 6.	Exhibits

Exhibit	Title

99.1	Fly Leasing Limited’s interim report for the three and nine months ended September 30, 2020

4.1
Aircraft Mortgage and Security Agreement dated as of October 15, 2020 among Fly Willow Funding Limited, Fly Leasing Limited, Fly Willow Aircraft Holdings DAC, the additional grantors referred to therein, and Bank of Utah as Collateral Agent.

4.2
Term Loan Credit Agreement dated as of October 15, 2020 among Fly Willow Funding Limited, as Borrower, Fly Leasing Limited, as a Guarantor Party, Fly Willow Aircraft Holdings DAC, as a Guarantor Party, each other guarantor party referred to therein, the lenders identified therein, Royal Bank of Canada, as Administrative Agent and Bank of Utah, as Collateral Agent.

4.3	Servicing Agreement dated as of October 15, 2020 among BBAM US LP, BBAM Aviation Services Limited and Fly Leasing Limited.

4.4	Form of Servicing Agreement among BBAM US LP, BBAM Aviation Services Limited and each company thereof.